UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       AMENDMENT NUMBER 1 TO SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Celtron International, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   151187 10 1
             ------------------------------------------------------
                                 (CUSIP Number)
             ------------------------------------------------------


                                 Stephen Hallock
                             Opus International LLC
                             12753 Mulholland Drive
                         Beverly Hills, California 90210
                                  818-762-1318
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 151187 10 1
--------------------------------------------------------------------------------
1        Name of Reporting Persons:  Opus International, LLC
         I.R.S. Identification No. of Above Persons (entities only):  91-1903590
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required                |_|
         Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------
                                               7        Sole Voting Power
                                                        0
                                               ---------------------------------
                    Number of                  8        Shared Voting Power
                      Shares                            59,739,314
                   Beneficially                ---------------------------------
                  Owned by Each                9        Sole Dispositive Power
                    Reporting                           0
                   Person with                 ---------------------------------
                                               10       Shared Dispositive Power
                                                        59,739,314
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         59,739,314
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes              |_|
         Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         61%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 151187 10 1
--------------------------------------------------------------------------------
1        Name of Reporting Persons:  Stephen Hallock
         I.R.S. Identification No. of Above Persons (entities only): n/a
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required                |_|
         Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------
                                               7        Sole Voting Power
                                                        0
                                               ---------------------------------
                    Number of                  8        Shared Voting Power
                      Shares                            59,739,314
                   Beneficially                ---------------------------------
                  Owned by Each                9        Sole Dispositive Power
                    Reporting                           0
                   Person with                 ---------------------------------
                                               10       Shared Dispositive Power
                                                        59,739,314
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         59,739,314
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes              |_|
         Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         61%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the common stock, $0.001 par value ("Common Stock") of Celtron International, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 563 Old Pretoria Road, Midrand, South Africa S9 1658.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by Opus International LLC, a limited liability company organized under the laws of the state of Maryland ("Opus"). Its principal business is investments. The address of its principal place of business is 12753 Mulholland Drive, Beverly Hills, CA 90120.

      Stephen Hallock is the Managing Member of Opus. The Managing Member's principal occupation is investments. The Managing Member is a United States citizen and resides at 12753 Mulholland Drive, Beverly Hills, CA 90120.

      During the last five (5) years, neither Opus nor its Managing Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five (5) years, neither Opus nor its Managing Member have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      This amendment is filed as the result of the acquisition by Opus of 54,739,314 shares of the Common Stock of Issuer on December 31, 2005 in connection with the reverse triangular merger (the "Merger") of a wholly owned subsidiary of Issuer with and into Satellite Security Systems, Inc. ("S3") pursuant to an Agreement and Plan of Merger dated December 9, 2005 among Issuer, the subsidiary, S3 and Opus (the "Merger Agreement"). The consideration for the shares was the 171,160,828 shares of S3 held by Opus.

ITEM 4. PURPOSE OF TRANSACTION

      Opus acquired the shares in connection with the Merger. As a result of the Merger, Opus now owns 61% of the outstanding Common Stock of Issuer. In connection with the Merger, all of the directors and executive officers of Issuer resigned and Stephen Hallock, Ken Dixon and John Phillips were appointed as directors of Issuer, Ken Dixon was appointed as the Chief Executive Officer, John Phillips was appointed as President and Randall A. Smith was appointed as Chief Financial Officer of Issuer.

      Opus may purchase additional shares of the Issuer from time to time in the open market or in private transactions.

      Following the Merger, the Issuer has more than 99,000,000 shares of Common Stock issued or reserved for issuance upon exercise of outstanding options out of a total of 100,000,000 authorized shares. As a result, Opus would vote favor an amendment to Issuer's Certificate of Incorporation to increase the number of authorized shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      As of December 31, 2005, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages.

      The powers the reporting persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages. The shares are directly held by Opus. Stephen Hallock, as the Managing Member of Opus, has the power to vote or direct the vote, and power to dispose or direct the disposition, of the shares through his management of Opus.

      On November 1, 2005, Opus exchanged its shares of Buytron, Inc. for 5,000,000 shares of Issuer's common stock pursuant to a triangular merger between Buytron, Inc., Issuer and Celtron Acquisition, Inc., a wholly owned subsidiary of Issuer. The purpose of the transaction was for Opus and the other shareholders of Buytron (Buytron was formed solely for the purpose of owning shares in Issuer) to separate their indirect ownership in the Issuer's common stock. Following the transaction, Opus's ownership in the Issuer's common stock was direct.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Agreement of Joint Filing

      Exhibit 2: Agreement and Plan of Merger

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2006           Opus International, LLC


                                 By: /s/ Stephen Hallock
                                 ---------------------------------------
                                 Stephen Hallock, Managing Member


                                 /s/ Stephen Hallock
                                 -----------------------------------------
                                 Stephen Hallock

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed on behalf of all of the undersigned with respect to the ownership of shares of common stock of Celtron International, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as a sealed instrument this ___ th day of January, 2006.


                                 Opus International, LLC


                                 By:
                                 ---------------------------------------
                                 Stephen Hallock, Managing Member



                                 -----------------------------------------
                                 Stephen Hallock

                                   EXHIBIT 2

                          AGREEMENT AND PLAN OF MERGER

      This Agreement and Plan of Merger (this "Agreement") is made and entered into as of December 9 2005 by and among Celtron International, Inc., a Nevada corporation ("Celtron"), Celtron S3 Acquisition Corp., a California corporation ("Merger Sub"), Satellite Security Systems, Inc., a California corporation ("S3"), and Opus International, LLC, a Maryland limited liability company ("Opus"), with reference to the following facts:

      A. The respective boards of directors of Celtron, Merger Sub and S3 deem it advisable and in the best interests of their respective stockholders that Merger Sub merge with and into S3 (the "Merger") upon the terms and subject to the conditions set forth herein.

      B. The respective boards of directors of Celtron, Merger Sub and S3 have approved the Merger.

      C. As an inducement to the other parties to enter into this Agreement and to consummate the Merger and the other transactions contemplated herein, the parties hereto are willing to make certain representations and warranties as set forth herein.

      NOW, THEREFORE, with reference to the foregoing facts, and in consideration of the mutual covenants and agreements hereinafter set forth, the parties to this Agreement agree, intending to be legally bound, as follows:

      1.  DEFINITIONS.

      All terms defined in this Agreement shall have the defined meanings when used herein or in any agreement, note, certificate, report, or other document made or delivered pursuant hereto, unless otherwise defined or the context otherwise requires. The following terms shall have the following meanings:

      "Action" means any action, arbitration, audit, examination, investigation, hearing, proceeding or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before any Governmental Authority.

      "Affiliate" shall mean, with respect to any specified Person, (a) any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person,
(b) any other Person who is a director, officer, partner or trustee of the specified Person or a Person described in clause (a) of this definition or any spouse of the specified Person or any such other Person, (c) any relative of the specified Person or any other Person described in clause (b) of this definition, or (d) any Person of which the specified Person and/or any one or more of the Persons specified in clause (a),(b) or (c) of this definition, individually or in the aggregate, beneficially own 20% or more of any class of voting securities or otherwise have a substantial beneficial interest.

      "Business Condition" of any Person shall mean the condition (financial or other), earnings, results of operations, business, properties or prospects of such Person.


                                                  Celtron Stock Merger Agreement

      "Business Day" shall mean any day except a Saturday, Sunday or other day on which commercial banks in the city of Los Angeles, California are authorized by law to close.

      "Contract" shall mean any written or oral note, bond, debenture, mortgage, license, agreement, commitment, document, instrument, contract, practice or understanding.

      "Celtron Common Stock" shall mean the Common Stock of Celtron.

      "Celtron Contract" shall mean a Contract to which any member of the Celtron Group is a party.

      "Celtron Current Balance Sheet" shall mean the balance sheet of Celtron as of September 30, 2005.

      "Celtron Disclosure Schedule" shall mean the schedule of exceptions to Celtron's representations and warranties made pursuant to Section 5 hereof.

      "Celtron Financial Statements" shall mean the following financial statements that are part of the Celtron SEC filings: (a) the balance sheet of Celtron as of December 31, 2004, and the related statements of operations, shareholders' equity and cash flows for the years then ended, together with the report of Celtron's independent auditors on such financial statements; and (b) the balance sheet of Celtron as of September 30, 2005 and the related statements of operations and cash flows for the nine months then ended.

      "Celtron Group" shall mean Celtron, its Subsidiaries (including Merger
Sub) and Orbtech Holdings, Ltd.

      "Celtron Material Contract" shall mean any Contract required to be described in the Celtron Disclosure Schedule pursuant to Section 5.10 of this Agreement.

      "Celtron SEC Filings" shall mean the filings by Celtron with the SEC under the Securities Act and the Securities Exchange Act since January 1, 2004.

      "CGCL" shall mean the California General Corporation Law.

      "Closing" shall mean the closing of the transactions contemplated by this Agreement and "Closing Date" shall mean the date of the Closing.

      "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

      "Damages" shall mean any and all losses, liabilities, obligations, costs, expenses, damages or judgments of any kind or nature whatsoever (including reasonable attorneys', accountants' and experts' fees, disbursements of counsel, and other costs and expenses incurred pursuing indemnification claims under
Section 10).

      "Dissenting Shares" shall have the meaning assigned to such term in
Section 3.3.

                                       2
                                                  Celtron Stock Merger Agreement

      "Effective Time" shall have the meaning set forth in Section 2.2 of this Agreement.

      "Equity Securities" of any Person shall mean the capital stock of such Person and/or any Stock Equivalents of such Person.

      "Employee Plan" with respect to any Person shall mean any plan, arrangement or Contract providing compensation or benefits to, for or on behalf of employees and/or directors of such Person, including employment, deferred compensation, retirement or severance Contracts; plans pursuant to which Equity Securities are issued, including stock purchase, stock option, stock appreciation rights plans; bonus, severance or incentive compensation plans or arrangements; supplemental unemployment benefit, hospitalization or other medical, life or other insurance; and ERISA Plans.

      "Environmental Laws" shall mean any Law currently in effect, pertaining to the protection of employee health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq.

      "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

      "Exchange Ratio" shall mean the ratio obtained by dividing 67,000,000 by the sum of the number shares of S3 Common Stock outstanding immediately prior to the Merger and the number of shares of S3 Common Stock issuable upon exercise of options outstanding immediately prior to the Merger.

      "GAAP" means generally accepted accounting principles for financial reporting in the United States.

      "Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or arbitrator or similar private dispute resolution body or person.

      "Hazardous Substances" shall include oil and petroleum products, asbestos, polychlorinated biphenyls, urea formaldehyde and any other materials classified as hazardous or toxic under any Environmental Laws.

      "Indebtedness" of a Person shall mean (a) indebtedness of such Person for money borrowed whether short-term or long-term and whether secured or unsecured,
(b) the undrawn face amount of, and unpaid reimbursement obligations in respect of, all letters of credit issued for the account of such Person, (c) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (d) all obligations of such Person upon which interest charges are customarily paid, (e) obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or other equity interests of such Person or any warrants, rights or options to acquire such capital stock or other equity interests, (f) all indebtedness of the types referred to in clauses (a) through (e) above of another Person which is guaranteed directly or indirectly by such Person or secured by the assets of such Person and (g) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee.


                                       3
                                                  Celtron Stock Merger Agreement

      "Indemnity Shares" shall mean the 5,000,000 Merger Shares retained by Celtron from the Merger Shares deliverable to Opus upon the Closing pursuant to
Section 3.4 of this Agreement.

      "IRC" shall mean Internal Revenue Code of 1986, as amended and in effect from time to time (or any successor statute in effect from time to time), and the rules and regulations promulgated thereunder.

      "IRS" shall mean the Internal Revenue Service.

      "Law" shall mean any federal, state or local statute, law, rule, regulation, ordinance, order, code, policy or rule of common law, now or hereafter in effect, and in each case as amended, and any judicial or administrative interpretation thereof by a Governmental Authority or otherwise, including any judicial or administrative order, consent, decree or judgment.

      "Liabilities" or "Liability" includes liabilities or obligations of any nature, whether known or unknown, whether absolute, accrued, contingent, choate, inchoate or otherwise, whether due or to become due, whether or not required to be reflected on a balance sheet prepared in accordance with GAAP.

      "Lien" shall mean any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing).

      "Losses" shall mean losses, Liabilities, damages, claims, fines, penalties, judgments, demands, actions or causes of action, regulatory, legislative or judicial proceedings or investigations, assessments, levies, costs and expenses, including without limitation, reasonable attorneys', accountants', investigators' and experts' fees and expenses, sustained or incurred in connection with the defense or investigation of any claim or action.

      "Market Price" on any date shall mean, with respect to Celtron Common Stock, the average of the market prices of Celtron Common Stock on the 10-trading day period ending the second trading day prior to such date (e.g., if the date is a Thursday, the 10-trading day period ending the preceding Tuesday). The market price on any date shall mean the closing sales price of Celtron Common Stock on such date on the principal exchange or market on which Celtron Common Stock is traded (or average of closing bid and asked prices if no closing price is reported). If at any time Celtron Common Stock is not traded on exchange or market, the Market Price shall be the fair market value of the Common Stock as determined in good faith by the Board of Directors of Celtron.


                                       4
                                                  Celtron Stock Merger Agreement

      "Maas Note" shall mean that certain Promissory Note dated July 15, 2005 in the principal amount of $1,600,000 payable by S3 to the Maas Trust.

      "Maas Trust" shall mean the Dr. Harry E. Maas Trust, an S3 Shareholder.

      "Merger" shall have the meaning set forth in the recitals to this Agreement.

      "Merger Shares" shall mean the shares of Celtron Common Stock issued by Celtron to the S3 Shareholders in the Merger.

      "Merger Sub Common Stock" shall mean the Common Stock of Merger Sub.

      "Permitted Lien" shall mean, with respect to the assets of any Person, (i) Liens that are reflected in the Current Balance Sheet of such Person or which are purchase money security interests; (ii) Liens for current taxes not yet delinquent; (iii) assets sold or transferred in the ordinary course of business and consistent with prudent business practice since the date of the Current Balance Sheet of such Person; (iv) restrictions imposed by Law; and (v) easements and restrictions which are neither individually nor in the aggregate material to such Person and such Person's Group or its Business Condition.

      "Opus Confirmation Notice" shall mean a written notice from Opus to Celtron to the effect that Opus confirms that it is willing to indemnify Celtron in accordance with Section 11 of this Agreement.

      "Person" shall mean an individual or a partnership, corporation, trust, association, limited liability company, Governmental Authority or other entity.

      "S3 Common Stock" means the Common Stock of S3.

      "S3 Contract" shall mean a Contract to which S3 is a party.

      "S3 Current Balance Sheet" shall mean the balance sheet of S3 as of September 30, 2005.

      "S3 Disclosure Schedule" shall mean the schedule of exceptions to the S3's representations and warranties made pursuant to Section 6 hereof.

      "S3 Financial Statements" shall mean the following financial statements that are included with the S3 Disclosure Schedule: (a) the balance sheet of S3 as of December 31, 2004, and the related statements of operations, shareholders' equity and cash flows for the year then ended, together with the report of S3's independent auditors on such financial statements; and (b) the balance sheet of S3 as of September 30, 2005 and the related statements of operations and cash flows for the nine months then ended.


                                       5
                                                  Celtron Stock Merger Agreement

      "S3 Material Contract" shall mean any Contract required to be described in the S3 Disclosure Schedule pursuant to Section 6.10 of this Agreement.

      "S3 Options" shall mean the options described in the S3 Disclosure
Schedule.

      "S3 Shareholders" shall mean the shareholders of S3 immediately prior to the Effective Time.

      "S3 Shares" shall mean the shares of S3 Common Stock exchanged by the S3 Shareholders for the Merger Shares at the Closing.

      "SEC" shall mean the Securities and Exchange Commission.

      "Securities" shall mean Equity Securities and any other "security" as that term is defined under the Securities Act.

      "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder.

      "Stock Equivalents" of any Person shall mean options, warrants, calls, rights, commitments, convertible securities and other securities pursuant to which the holder, directly or indirectly, has the right to acquire (with or without additional consideration) capital stock of such Person.

      "Subsidiary" of any Person shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by such Person.

      "Tax Returns" or, individually, a "Tax Return", shall mean any returns, reports or similar statements (including any schedule, exhibit, attachment or amendment thereto) required to be filed with respect to any Tax including, without limitation, any information returns, claims for refund, amended returns and declarations of estimated Tax.

      "Taxes" or, individually, a "Tax", shall mean any Federal, state, local or foreign income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, stamp, environmental, windfall profits, license, alternative minimum or add-on minimum, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, FICA, payroll-related and property taxes, import and customs duties, value-added taxes and other charges or assessments of any kind whatsoever, whether or not measured in whole or in part by net income, and including, without limitation, deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with contesting any proposed adjustment related to any of the foregoing and including the liability for the payment of amounts with respect to payments of a type described above as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax indemnity arrangement or any agreement or arrangement for the allocation or payment of tax liabilities or payment of tax benefits with respect to a combined, consolidated or unitary Tax Return.


                                       6
                                                  Celtron Stock Merger Agreement

      "Transfer" shall mean sell, assign, transfer, pledge, grant a security interest in, or otherwise dispose of, with or without consideration.

      The masculine form of words includes the feminine and the neuter and vice versa, and, unless the context otherwise requires, the singular form of words includes the plural and vice versa. The words "herein," "hereof," "hereunder," and other words of similar import when used in this Agreement refer to this Agreement as a whole, and not to any particular section or subsection. References to "Sections" shall mean Sections of this Agreement unless otherwise specified.

      2. THE MERGER

            2.1 The Merger

            Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall merge with and into S3 and the separate corporate existence of Merger Sub shall thereupon cease, and S3 shall be the surviving corporation in the Merger (as such, the "Surviving Corporation"). The Merger shall have the effects set forth in this Agreement and in Chapter 11 of the CGCL.

            2.2 Effective Time of the Merger

            The Merger shall become effective at or following the Closing upon the filing with the Secretary of State of the State of California of an agreement of merger (the "Agreement of Merger") in accordance with the requirements of the CGCL (the "Effective Time").

            2.3 Tax Treatment

            The parties intend that the Merger qualify as to the S3 Shareholders as a reorganization under Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), and related sections and Treasury Regulations.

            2.4 The Surviving Corporation

                  (a) Articles of Incorporation

            The articles of incorporation of S3 in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation at and after the Effective Time, and thereafter may be amended in accordance with the terms thereof and the CGCL.

                  (b) Bylaws

            The bylaws of S3 in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at and after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the articles of incorporation of the Surviving Corporation and the CGCL.


                                       7
                                                  Celtron Stock Merger Agreement

                  (c) Directors and Officers

            At and after the Effective Time, the directors and officers of the Surviving Corporation shall be the directors and officers of S3 immediately prior to the Effective Time, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

      3. CONVERSION OF SHARES

            3.1 Conversion of S3 Common Stock

            As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock or other securities described below:

                  (a) The S3 Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for the right to receive a number of fully paid and nonassessable shares of Celtron Common Stock determined by reference to the Exchange Ratio. The number of shares of Celtron Common Stock to be so issued to each S3 Shareholder shall be determined by multiplying the number of shares of S3 Common Stock owned by such Shareholder by the Exchange Ratio, and rounding the number to the nearest whole number.

                  (b) All such S3 Common Stock, when so converted and exchanged, shall no longer be outstanding and shall automatically be canceled and retired, and the holder of a certificate ("S3 Stock Certificate") that, immediately prior to the Effective Time, represented outstanding shares of S3 Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such S3 Stock Certificate, the Merger Shares to which such holder is entitled pursuant to this Section 3.1. Until surrendered as contemplated by Section 3.2(b), each S3 Stock Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Shares as provided herein.

                  (c) Each outstanding option or warrant to subscribe for, purchase or acquire S3 Common Stock (each, a "S3 Stock Right") shall be assumed by Celtron and converted into an option, warrant or other right to purchase the number of shares of Celtron Common Stock determined by multiplying the number of shares of S3 Common Stock purchasable under such S3 Stock Right by the Exchange Ratio (rounded to the nearest whole number of shares of Celtron Common Stock) at an exercise price equal to the exercise price of such S3 Stock Right divided by the Exchange Ratio (rounded up to the nearest whole cent) and otherwise on the same terms and conditions as those contained in such S3 Stock Right (each, a "Merger Stock Right").

                  (d) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into the same number of shares of common stock of the Surviving Corporation, and shall, immediately after the Merger, be the only shares of capital stock of the Surviving Corporation issued and outstanding.

                  (e) Each share of each class and series of Celtron Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall not be affected by the Merger.


                                       8
                                                Celtron Stock Merger Agreement

                  (f) All Merger Shares issued upon the surrender of the S3 Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such S3 Stock Certificates and the S3 Common Stock formerly represented thereby; and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Corporation of shares of the S3 Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, S3 Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.

            3.2 Surrender and Payment

                  (a) At the Closing, Celtron shall issue and deliver to each S3 Shareholder the Merger Shares to which such S3 Shareholder is entitled, in exchange for such S3 Shareholder's surrender for cancellation of the S3 Stock Certificate(s) evidencing such S3 Shareholder's S3 Shares.

                  (b) If any Merger Shares are to be issued to a Person other than the registered holder of the S3 Stock Certificates surrendered in exchange therefor, it shall be a condition to such issuance that the S3 Stock Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such issuance shall pay to Celtron any transfer or other taxes required as a result of such issuance to a Person other than the registered holder or establish to the satisfaction of the Celtron that such tax has been paid or is not applicable.

                  (c) If any S3 Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such S3 Stock Certificate to be lost, stolen or destroyed, Celtron will issue in exchange for such lost, stolen or destroyed S3 Stock Certificate the Merger Shares deliverable in respect thereof pursuant to this Agreement. Celtron, in its discretion, may require as a condition to such issuance that such Person also agree to indemnify, defend and hold harmless Celtron and the Surviving Corporation from and against any Liability to any Person with respect to such lost, stolen or destroyed S3 Stock Certificate, and to deliver a bond to secure its obligations.

                  (d) At or after the Closing, upon the request of any holder of a S3 Stock Right, Celtron shall execute and deliver to such holder the Merger Stock Right to which such holder is entitled under Section 3.1(c) in exchange for such holder's surrender for cancellation of such S3 Stock Right.

            3.3 Dissenting Shares. For purposes of this Agreement, "Dissenting Shares" means S3 Shares held as of the Effective Time by an S3 Shareholder who has not voted such S3 Shares in favor of the adoption of this Agreement and the Merger and with respect to which demand for purchase is duly made and perfected in accordance with Section 1301 of the CGCL and not subsequently and effectively withdrawn or forfeited. Dissenting Shares shall not be converted into or represent the right to receive Merger Shares, unless they cease to be Dissenting Shares due to forfeiture or withdrawal, with the consent of Celtron, of the demand for purchase. If such Shareholder has so forfeited or withdrawn such demand, then as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the number of Merger Shares equal to the product of (a) the number of S3 Shares so ceasing to be Dissenting Shares and (b) the Exchange Ratio.


                                       9
                                                Celtron Stock Merger Agreement

            3.4 Delivery of Indemnity Shares. Celtron shall be entitled to retain, from the Merger Shares to be distributed to Opus, share certificates representing the Indemnity Shares. Celtron may hold the Indemnity Shares to provide a source of compensation for indemnification claims pursuant to Section 10 of this Agreement. The Indemnity Shares shall be released to Opus or cancelled as provided in Section 10 of this Agreement. Celtron's right to retain the Indemnity Shares, and Opus's obligation to provide the Indemnity Shares and to indemnify Celtron under Section 10 of this Agreement, is conditioned upon satisfaction of each of the following conditions (unless waived by Opus):

                  (a) This Agreement shall not have been amended without Opus's written consent (which shall be deemed given if Opus executes and delivers the amendment);

                  (b) S3 shall not have waived any of its closing conditions under Section 9 of this Agreement;

                  (c) Opus shall have delivered to Celtron the Opus Confirmation Notice;

                  (d) Each S3 Shareholder other than Opus shall have delivered to Opus a release, in form and substance satisfactory to Opus, of any and all claims such S3 Shareholder shall have against Opus which exist as of the date of the Closing; and

                  (e) Opus shall have received the Opus Conversion Shares; and

                  (f) Opus shall receive not less than the greater of 55 million of the Merger Shares (including the Indemnity Shares) or 80% of the Merger Shares.

      4. CLOSING

            4.1 The Closing shall take place at the offices of Troy & Gould Professional Corporation, 1801 Century Park East, Suite 1600, Los Angeles, California, at 10:00 A.M., local time, as soon as is practicable following the date hereof as of which all of the conditions set forth in Sections 8 and 9 of this Agreement shall have been satisfied or waived, or at such other date, time and place as Celtron, S3 and Opus shall otherwise agree in writing.

            4.2 At the Closing, (a) Celtron and Merger Sub shall deliver the various certificates, instruments, and documents referred to in Section 4.3 below, (b) S3 shall deliver the various certificates, instruments, and documents referred to in Section 4.4 below, (c) S3 and Merger Sub shall execute and file the Agreement of Merger with the Secretary of State of the State of California, and (d) the parties hereto shall undertake any other actions provided for in this Section 4 in accordance with the terms of this Agreement.

            4.3 At the Closing, Celtron or Merger Sub, as applicable, shall deliver the following:


                                       10
                                                Celtron Stock Merger Agreement

                  (a) Celtron shall issue and deliver the Merger Shares as provided in Section 3.2(a); and

                  (b) Celtron and Merger Sub shall furnish S3 with:

                        (i) a certificate executed by the Secretary or an Assistant Secretary of each of Celtron and Merger Sub certifying as of the date of the Closing Date (1) a true and complete copy of the certificate of incorporation or articles of incorporation, as the case may be, of Celtron and Merger Sub, certified as of a recent date by the Secretary of the State of the state of its incorporation or organization, and a true and complete copy of the respective bylaws of Celtron and Merger Sub, (2) a true and complete copy of the resolutions of the respective boards of directors of Celtron and Merger Sub authorizing the execution, delivery, and performance of this Agreement by Celtron and Merger Sub and the consummation of the transactions contemplated hereby, and (3) a true and complete copy of resolutions of Celtron as the sole shareholder of Merger Sub, approving the Merger;

                        (ii) a certificate of the Secretary of State of the state of incorporation or organization certifying the good standing of Celtron and Merger Sub, in such state, in each case, dated within 10 days of the Closing Date; and

                        (iii) such other documents and items to be delivered by Celtron or Merger Sub at or before the Closing as called for in this Agreement.

                  (c) Celtron shall deliver to S3 the resignation and release agreements provided for in Section 9.7 of this Agreement.

            4.4 At the Closing, S3 shall furnish Celtron and Merger Sub with:

                  (a) a certificate executed by the Secretary or an Assistant Secretary of S3 certifying as of the date of the Closing Date (1) a true and complete copy of the articles of incorporation of S3, certified as of a recent date by the Secretary of State of the State of California, and a true and complete copy of the bylaws of S3, and (2) a true and complete copy of the resolutions of the board of directors of S3 authorizing the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby;

                  (b) a certificate of the Secretary of State of the State of California certifying the good standing of S3 in such state, dated within 10 days of the Closing Date; and

                  (c) such other documents and items to be delivered by S3 at or before the Closing as called for in this Agreement.

      5. REPRESENTATIONS AND WARRANTIES OF CELTRON.

      Subject to the exceptions set forth in the Celtron Disclosure Schedule dated the date hereof delivered by Celtron, Celtron represents and warrants to S3 and the S3 Shareholders as follows (for purposes of this Section 5, a reference to the "Celtron Group" shall mean the Group as a whole or any member of the Group, as applicable):


                                       11
                                                Celtron Stock Merger Agreement

            5.1 Organization and Capitalization.

                  (a) Celtron is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and corporate authority to: (i) own, lease and operate its properties and assets and to carry on its business as now being conducted; and
(ii) perform it obligations under all Celtron Contracts. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

                  (b) Each of Celtron and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions where the nature of its properties and business requires such qualification.

                  (c) The authorized capital stock of Celtron consists solely of 100,000,000 shares of Celtron Common Stock, of which 32,266,572 shares (the "Existing Celtron Shares") are issued and outstanding. All of the Existing Celtron Shares have been duly authorized and validly issued and are fully paid and non-assessable. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding as of the date hereof.

                  (d) There are no outstanding Stock Equivalents of Celtron or Merger Sub. No member of the Celtron Group is obligated to purchase or redeem any Equity Securities of itself or any other member of the Celtron Group.

                  (e) All Existing Celtron Shares have been issued and granted in compliance with all applicable securities Laws and other applicable legal requirements. No Existing Celtron Shares are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of Celtron and there is no Celtron Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Securities of Celtron.

            5.2 Authority; Enforceability.

                  (a) This Agreement has been duly executed and delivered by each of Celtron and Merger Sub, and constitutes a valid and legally binding obligation of each of Celtron and Merger Sub enforceable against each of them in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

                  (b) The execution and delivery by Celtron and Merger Sub of this Agreement do not, and compliance by Celtron and Merger Sub with the provisions hereof and the consummation of the Merger will not, (i) conflict with or result in a breach or default under any of the terms, conditions or provisions of any Celtron Contract; or (ii) violate any Law applicable to the Celtron Group; or (iii) result in the creation or imposition of any Lien on any asset of the Celtron Group.


                                       12
                                                Celtron Stock Merger Agreement

                  (c) Subsidiaries. Celtron has no Subsidiaries except for the entities identified in Part 5.2(c) of the Celtron Disclosure Schedule. Neither Celtron nor any of its Subsidiaries has agreed or is obligated to make any future investment in or capital contribution to any entity. Neither Celtron nor any of its Subsidiaries has guaranteed or is responsible or liable for any obligation of any of Subsidiary or other Person in which it owns or has owned any Equity Securities or other financial interest.

            5.3 Subsidiaries. Celtron does not have any Subsidiary or own, directly or indirectly, any interest or investment (whether equity or debt) in any other Person and no Celtron Contract obligates or gives the Celtron Group the right to make any such investment.

            5.4 Financial Statements. The Celtron Financial Statements are complete and correct, have been prepared from the books and records of the Celtron Group in accordance with GAAP consistently applied throughout the periods involved, except for changes specified therein and except that unaudited financial statements are not accompanied by notes, and present fairly the consolidated financial condition, consolidated results of operations, consolidated shareholders' equity and consolidated cash flows of Celtron as of the dates thereof and for the periods specified therein.

            5.5 Absence of Liabilities. Except as set forth in the Celtron Current Balance Sheet, the Celtron Group has no Liability, except for Liabilities incurred in the ordinary course of business since the date of the Current Balance Sheet, which individually or in the aggregate would not have a material adverse affect on the Business Condition of the Celtron Group.

            5.6 Tax Matters.

                  (a) Celtron has timely filed all Tax Returns through the date hereof and has paid all Taxes heretofore required to be paid by such entity and lawfully imposed by any jurisdiction or taxing authority required to be paid by it.

                  (b) There is no unassessed tax deficiency proposed or threatened against Celtron. All deficiencies asserted or assessments made as a result of any audit, examination or similar governmental action with respect to any Tax Return have been paid in full. There are no Liens for Taxes upon assets of Celtron except for Liens relating to current Taxes not yet due and for which an adequate accrual has been made in accordance with GAAP.

            5.7 Assets.

                  (a) The Celtron Group has good and marketable title to all of its assets to it whether real, personal, tangible or intangible which are reflected on the Current Balance Sheet or acquired thereafter, free and clear of all Liens except for Permitted Liens.

                  (b) All inventories reflected in the Current Balance Sheet are current and readily merchantable, containing no amount of obsolete or damaged goods that have not been written down or reserved to their market value. All inventories have been valued at the lower of cost or market on a first in, first out basis.


                                       13
                                                Celtron Stock Merger Agreement

                  (c) All accounts receivable reflected in the Current Balance Sheet or arising after the date of the Current Balance Sheet: (i) constitute bona fide and valid rights of the Celtron Group to collect payments from other Persons; (ii) represent credit extended in a manner consistent with the Celtron Group's trade practices; and (iii) are not subject to any defense, counterclaim or offset.

            5.8 Actions. There is not any pending or, to the best knowledge of Celtron, since January 1, 2004 threatened, Action to which the Celtron Group is a party or otherwise involving the Celtron Group, and the Celtron Group is not subject to any judgment, order, writ, injunction or decree. Since January 1, 2004, there has been no claim by any director, officer of employee of the Celtron Group for indemnification. To the best of the knowledge of Celtron, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any Action involving any member of the Celtron Group.

            5.9 Employees.

                  (a) To the best knowledge of Celtron, no employee or officer of the Celtron Group is a party to, or is otherwise bound by, any Contract, including any confidentiality, non-competition, or proprietary rights Contract, between such employee or officer and any other Person that in any way adversely affects or will affect (a) the performance of his duties as an employee or officer of the Celtron Group or (b) the ability of the Celtron Group to conduct its business. To the best knowledge of Celtron, no officer or group of employees of the Celtron Group intends to terminate his, her or their employment with the Celtron Group.

                  (b) Celtron has no Employee Plans pursuant to which it is authorized to issue Equity Securities to directors, employees or consultants.

            5.10 Contracts. The Celtron Disclosure Schedule sets forth a list of the following Celtron Contracts:

                  (a) A Contract that (i) cannot be canceled upon 30 days' notice or less and involves aggregate future payments by or to the Celtron Group of more than $25,000; (ii) involves material non-monetary obligations to be performed later than one year from the date hereof; (iii) otherwise materially affects Business Condition of the Celtron Group; or (iv) was not entered into in the ordinary course of business;

                  (b) A Contract pursuant to which the Celtron Group has incurred Indebtedness or has made or committed to make a loan;

                  (c) A Contract for the Transfer of any properties, assets or rights of the Celtron Group for consideration in excess of $50,000 or for the grant of any preferential right to purchase any of such assets, properties or rights, or which requires the consent of any third party to the Transfer of such assets, properties or rights;

                  (d) A Contract with any Affiliate of the Celtron Group;


                                       14
                                                Celtron Stock Merger Agreement

                  (e) A Contract (i) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of other parties, (ii) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless such other parties provide written consent or approval or
(iii) that would require the making of any payment, other than payments as contemplated by this Agreement, to any employee of the Celtron Group or to any other Person as a result of the consummation of the transactions contemplated herein;

                  (f) A Contract involving the lease of real or personal property;

                  (g) A Contract with a Governmental Authority;

                  (h) A Contract that obligates the Celtron Group to indemnify any Person;

                  (i) A Contract pursuant to which any member of the Celtron Group has licensed any intellectual property or that provides the Celtron Group the right or license to use or exploit the intellectual property of any other Person other than shrink-wrap licenses; and/or

                  (j) A Contract requiring the Celtron Group to make capital expenditures in excess of $50,000.

            5.11 Licenses; Compliance with Laws and Contracts.

                  (a) The Celtron Group:

                        (i) has all franchises, permits, licenses, and other rights (all of which are valid and in full force and effect) reasonably necessary for the conduct of its business and to the best knowledge of Celtron, there is not any basis for the denial of such rights in the future;

                        (ii) is in compliance with, and is not in material violation of, any Law;

                        (iii) has performed all of the material obligations required to be performed by it to date under all Celtron Material Contracts and is not in material default under any Celtron Material Contract.

                  (b) To the best knowledge of Celtron: (i) each other party to a Celtron Material Contract has performed all of the material obligations required to be performed by it to date under such Contract and is not in material default thereunder; and (ii) no event has occurred or circumstances exist which, with notice or lapse of time or both, would constitute a breach of any Celtron Material Contract.

            5.12 Insurance. Celtron has in full force and effect insurance with respect to its assets and businesses against such casualties and contingencies and of such types and forms and to such extent as is customary in its industry.


                                       15
                                                Celtron Stock Merger Agreement

            5.13 Absence of Certain Changes or Events. Since December 31, 2004 there has not been:


                  (a) Any material damage, destruction or loss (whether or not covered by insurance) to assets, tangible or intangible, of the Celtron Group;

                  (b) Any declaration, setting aside or payment of any dividend or other distribution with respect to any Equity Securities of Celtron, or any direct or indirect redemption, purchase or other acquisition by Celtron of Securities of Celtron;

                  (c) Any Indebtedness or other material liability, guarantee or obligation (whether absolute, accrued, contingent, or otherwise) incurred, or other transaction engaged in by the Celtron Group, other than in the ordinary course of business, consistent with past practices;

                  (d) Any Transfer of any asset of the Celtron Group with a book value in excess of $25,000 other than sales of inventory in the ordinary course;

                  (e) Any waiver or release of any right or claim of the Celtron Group, except in the ordinary course of business and in an amount less than $25,000;

                  (f) Any increase in the compensation payable or to become payable by the Celtron Group to any of its officers, employees, agents or consultants, or any payment or commitment or obligation of any kind for the payment by the Celtron Group of a bonus or other additional salary or compensation to any such person, except in the ordinary course of business consistent with past practice of the Celtron Group;

                  (g) Any amendment or termination of any Contract which would be a Celtron Material Contract if such Contract were in effect as of the date of this Agreement, other than in the ordinary course of business;

                  (h) Any other event, development or condition of any character that, in light of the facts and circumstances currently known to Celtron, has had or could have a material adverse effect on the Business Condition of the Celtron Group (other than as a result of general economic conditions); or

                  (i) Any Contract, other than this Agreement, by which the Celtron Group will or could be obligated to undertake or engage in any action described in the preceding clauses (a) through (h).

            5.14 IP Rights.


                  (a) "Celtron Intellectual Property" means all intellectual property owned, used or licensed (as licensor or licensee) by one or more members or the Celtron Group, including:

                        (i) all assumed fictional business names, trade names, registered and unregistered trademarks, service marks, and applications (collectively, "Marks");


                                       16
                                                Celtron Stock Merger Agreement

                        (ii) all patents, patent applications, and inventions and discoveries that may be patentable (collectively, "Patents");

                        (iii) all registered and unregistered copyrights in both published works and unpublished works (collectively, "Copyrights");

                        (iv) all know-how, trade secrets, confidential or proprietary information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, "Trade Secrets");

                        (v) all rights in Internet websites and domain names presently used by Celtron (collectively, "Net Names"); and

                        (vi) any right to use or exploit any of the foregoing.

                  (b) The Celtron Disclosure Schedule contains a complete and accurate list and summary description of all Celtron Intellectual Property (other than unregistered copyrights) and Celtron Contracts relating thereto, including any royalties paid or received by Celtron, and Celtron has made available to S3 accurate and complete copies, of all Celtron Contracts relating to the Celtron Intellectual Property, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs under which Celtron is the licensee. There are no outstanding and, to the best knowledge of Celtron, no threatened disputes or disagreements with respect to any such Contract.

                  (c) The Celtron Intellectual Property constitutes all the intellectual property necessary for the continued operation of Celtron after the Closing in the same manner as before the Closing. Celtron is the owner or licensee of all right, title, and interest in and to the Celtron Intellectual Property, free and clear of all Liens, and has the absolute right to use all of the Celtron Intellectual Property without payment to any Person except in respect of the licenses listed in the Celtron Disclosure Schedule.

                  (d) Celtron does not own, use or license (as licensor or licensee) nor has Celtron filed any application, provisional or otherwise, for any Patent.

                  (e) Marks:

                        (i) The Celtron Disclosure Schedule contains a complete and accurate list and summary description of all Marks.

                        (ii) All Marks that have been registered with the United States Patent and Trademark Office or its foreign equivalent are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), and all Celtron Marks are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date.


                                       17
                                                Celtron Stock Merger Agreement

                        (iii) No Mark has been or is now involved in any opposition, invalidation, or cancellation Action and, to the best knowledge of Celtron, no such Action is threatened with respect to any of the Marks.

                        (iv) To the best knowledge of Celtron, there is no potentially interfering trademark or trademark application of any other Person.

                        (v) To the best knowledge of Celtron, no Mark is infringed or has been challenged or threatened in any way; and none of the Marks used by Celtron infringes or is alleged to infringe any trade name, trademark, or service mark of any other Person.

                        (vi) All products and materials containing a Mark bear the proper federal registration notice where permitted by Law.

                  (f) Copyrights:

                        (i) The Celtron Disclosure Schedule contains a complete and accurate list of all registered Copyrights.

                        (ii) All of the registered Copyrights are currently in compliance with material formal legal requirements, and all Copyrights are valid and enforceable, and are not subject to any maintenance fees or taxes or actions failing due within 90 days after the Closing Date.

                        (iii) To the best knowledge of Celtron, no Copyright is infringed or has been challenged or threatened in any way, and none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any Person or is a derivative work based on the work of any other Person.

                        (iv) All works encompassed by the Copyrights have been marked with the proper copyright notice.

                  (g) Trade Secrets:

                        (i) Celtron has taken all reasonable precautions to protect the secrecy, confidentiality, and value of all Trade Secrets.

                        (ii) The Trade Secrets are not part of the public knowledge or literature, and, to the best knowledge of Seller, have not been used, divulged, or appropriated either for the benefit of any Person (other than Celtron) or to the detriment of Celtron. To the best knowledge of Celtron, no Trade Secret is subject to any adverse claims or has been challenged or threatened in any way or infringes any intellectual property.

                  (h) Celtron does not own, use or license (as licensor or licensee) any Net Names, except as disclosed on the Celtron Disclosure Schedule.


                                       18
                                                Celtron Stock Merger Agreement

                  (i) Except as set forth in the Celtron Disclosure Schedule,
(i) each current or former employee of any member of the Celtron Group who is or was involved in, or who has contributed to, the creation or development of any Celtron Intellectual Property has executed and delivered to such Celtron Group member an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Confidential Information and Invention Assignment Agreement previously delivered by Celtron to S3, and (ii) each current and former consultant or independent contractor to any member of the Celtron Group who is or was involved in, or who has contributed to, the creation or development of any Celtron Intellectual Property has executed and delivered to such Celtron Group member an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Consultant Confidential Information and Invention Assignment Agreement previously delivered to S3. No current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any Celtron Intellectual Property.

                  (j) The Celtron Intellectual Property constitutes all the Patents, Copyrights, Marks, Tradesecrets and other intellectual property rights reasonably necessary to enable the Celtron Group to conduct its business in the manner in which such business is being conducted or is proposed to be conducted.

            5.15 Brokers. Celtron is not responsible for, and has no liability for, any fee or commission to any agent, broker, finder or other Person, for or on account of acting as a finder or broker in connection with this Agreement or the Merger.

            5.16 Celtron SEC Filings. The Celtron Common Stock has been registered under Section 12(g) of the Exchange Act and Celtron is subject to the periodic reporting requirements of Section 13 of the Exchange Act. Celtron has filed all forms, reports, schedules, statements and other documents that it has been required to file under the Exchange Act since at least January 1, 2004. Each Celtron SEC Filing: (a) did not contain any untrue statement of a material fact, contained all statements required to be stated therein, and did not omit any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the applicable rules and regulations thereunder.

            5.17 Environmental Matters. No member of the Celtron Group has caused or allowed, or contracted with any Person for, the generation, transportation, treatment, storage or disposal of any Hazardous Substances in connection with the operation of its business. Except as has not had, or would not be reasonably be expected to have, a material adverse effect on the Business Condition of any member of the Celtron Group, Celtron, the operation of its business, and any real property that Celtron operates the business on (the "Celtron Premises"), is in compliance with all applicable Environmental Laws and orders or directives of any Governmental Authorities having jurisdiction under such Environmental Laws, including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances. No member of the Celtron Group has received any citation, directive, letter or other written communication, or any written notice of any proceeding, claim or lawsuit, from any Person arising out of the ownership or operation of any Celtron Premises, or the conduct of its operations that alleges that any member of the Celtron Group is not in compliance with any Environmental Law, and Celtron is not aware of any basis therefor. Each member of the Celtron Group has obtained and is maintaining in full force and effect all necessary and material permits, licenses and approvals required to be obtained by it by all Environmental Laws applicable to the Premises and the business operations conducted thereon, and is in material compliance with all such permits, licenses and approvals. Except as has not had, or would not be reasonably be expected to have, a material adverse effect on the Business Condition of the Celtron Group, no member of the Celtron Group has caused or allowed a release, or a threat of release, of any Hazardous Substance onto, at or near the Premises, and to Celtron's knowledge, the Premises have not previously been subject to a release, or a threat of release, of any Hazardous Substance.


                                       19
                                                Celtron Stock Merger Agreement

            5.18 Related Party Transactions. There are no loans, leases, royalty agreements or other continuing transactions between any member of the Celtron Group and any officer, employee or director of Celtron or any Person owning five percent (5%) or more of any class of capital stock of Celtron (or, to Celtron's knowledge, any member of the immediate family of such officer, employee, director or shareholder or any corporation or other entity controlled by such officer, employee, director or shareholder or a member of the immediate family of such officer, employee, director or shareholder) other than (a) for payment of salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of Celtron, (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of Celtron), and (d) those pursuant to any contracts as relate to any such Person's ownership of capital stock or other securities of Celtron.

            5.19 Full Disclosure. This Section 5 and the Celtron Disclosure Schedule do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained herein and therein, in the light of the circumstances under which such representations, warranties and information were or will be made or provided, not false or misleading.

      6. REPRESENTATIONS AND WARRANTIES OF S3.

            Subject to the exceptions set forth in the S3 Disclosure Schedule dated the date hereof delivered by S3, S3 represents and warrants to Celtron as follows:

            6.1 Organization and Capitalization.

                  (a) S3 is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

                  (b) S3 is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions where the nature of its properties and business requires such qualification.

                  (c) The authorized capital stock of S3 consists solely of 300,000,000 shares of S3 Common Stock, of which 55,874,998 shares (the "Existing S3 Shares") are issued and outstanding as of the date hereof. All of the Existing S3 Shares have been duly authorized and validly issued and are fully paid and non-assessable.


                                       20
                                                Celtron Stock Merger Agreement

                  (d) As of the Closing, there will be no outstanding Stock Equivalents of S3 except for the S3 Options. S3 is not obligated to purchase or redeem any Equity Securities.

            6.2 Authority; Enforceability.

                  (a) This Agreement has been duly executed and delivered by S3 and constitutes a valid and legally binding obligation of S3 enforceable against it in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

                  (b) The execution and delivery by S3 of this Agreement do not, and compliance by S3 with the provisions hereof and the consummation of the Merger will not, (i) conflict with or result in a breach or default under any of the terms, conditions or provisions of any S3 Contract; or (ii) violate any Law applicable to S3; or (iii) result in the creation or imposition of any Lien on any asset of S3, in any such case that could have a material adverse effect on the Business Condition of S3.

            6.3 Subsidiaries. S3 does not have any Subsidiary or own, directly or indirectly, any interest or investment (whether equity or debt) in any other Person and no S3 Contract obligates or gives S3 the right to make any such investment.

            6.4 Financial Statements. The S3 Financial Statements are complete and correct, have been prepared from the books and records of S3 in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except for changes specified therein and except that unaudited financial statements are not accompanied by notes, and present fairly the consolidated financial condition, consolidated results of operations, consolidated shareholders' equity and consolidated cash flows of S3 as of the dates thereof and for the periods specified therein.

            6.5 Absence of Liabilities. Except as set forth in the S3 Current Balance Sheet, S3 has no Liability, except for Liabilities incurred in the ordinary course of business since the date of the Current Balance Sheet, which individually or in the aggregate would not have a material adverse affect on the Business Condition of S3.

            6.6 Tax Matters.

                  (a) S3 has timely filed all Tax Returns through the date hereof and has paid all Taxes heretofore required to be paid by such entity and lawfully imposed by any jurisdiction or taxing authority required to be paid by it

                  (b) There is no unassessed tax deficiency proposed or threatened against S3. All deficiencies asserted or assessments made as a result of any audit, examination or similar governmental action with respect to any Tax Return have been paid in full. There are no Liens for Taxes upon assets of S3 except for Liens relating to current Taxes not yet due and for which an adequate accrual has been made in accordance with GAAP.


                                       21
                                                Celtron Stock Merger Agreement

            6.7 Assets.

                  (a) S3 has good and marketable title to all of its assets of material value to it whether real, personal, tangible or intangible which are reflected on the Current Balance Sheet or acquired thereafter, free and clear of all Liens except for Permitted Liens.

                  (b) All inventories reflected in the Current Balance Sheet are current and readily merchantable, containing no amount of obsolete or damaged goods that have not been written down or reserved to their market value. All inventories have been valued at the lower of cost or market on a first in, first out basis.

                  (c) All accounts receivable reflected in the Current Balance Sheet or arising after the date of the Current Balance Sheet: (i) constitute bona fide and valid rights of S3 to collect payments from other Persons; (ii) represent credit extended in a manner consistent with S3's trade practices; and
(iii) are not subject to any defense, counterclaim or offset.

            6.8 Actions. There is not, and has not been since January 1, 2004, any pending or, to the best knowledge of S3, threatened Action to which S3 is a party or otherwise involving S3, and S3 is not subject to any judgment, order, writ, injunction or decree. Since January 1, 2004, there has been no claim by any director, officer of employee of S3 for indemnification.

            6.9 Employee Restrictions. To the best knowledge of S3, no employee or officer of S3 is a party to, or is otherwise bound by, any Contract, including any confidentiality, non-competition, or proprietary rights Contract, between such employee or director and any other Person that in any way adversely affects or will affect (a) the performance of his duties as an employee or officer of S3 or (b) the ability of S3 to conduct its business. To the best knowledge of S3, no officer or group of employees of S3 intends to terminate his, her or their employment with S3.

            6.10 Contracts. The S3 Disclosure Schedule sets forth a list of the following S3 Contracts:

                  (a) A Contract which is to be performed in whole or in part at or after the date of this Agreement and which (i) cannot be canceled upon 30 days' notice or less and involves aggregate future payments by or to S3 of more than $50,000; (ii) involves material non-monetary obligations to be performed later than one year from the date hereof; (iii) otherwise materially affects Business Condition of S3; or (iv) was not entered into in the ordinary course of business;

                  (b) A Contract pursuant to which S3 has incurred Indebtedness or has made or committed to make a loan;

                  (c) A Contract for the Transfer of any properties, assets or rights of S3 for consideration in excess of $50,000 or for the grant of any preferential right to purchase any of such assets, properties or rights, or which requires the consent of any third party to the Transfer of such assets, properties or rights;


                                       22
                                                Celtron Stock Merger Agreement

                  (d) A Contract with any Affiliate of S3;

                  (e) A Contract (i) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of other parties, (ii) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless such other parties provide written consent or approval or
(iii) that would require the making of any payment, other than payments as contemplated by this Agreement, to any employee of S3 or to any other Person as a result of the consummation of the transactions contemplated herein;

                  (f) A Contract involving the lease of real or personal property;

                  (g) A Contract with a Governmental Authority;

                  (h) A Contract that obligates S3 to indemnify any Person;

                  (i) A Contract pursuant to which S3 has licensed any IP or that provides S3 the right or license to use or exploit the IP of any other Person other than shrink-wrap licenses; and/or

                  (j) A Contract requiring S3 to make capital expenditures in excess of $50,000.

            6.11 Licenses; Compliance with Laws and Contracts.

                  (a) S3:

                        (i) has all franchises, permits, licenses, and other rights which it currently deems necessary for the conduct of its business and to the best knowledge of S3, there is not any basis for the denial of such rights in the future;

                        (ii) is in compliance with, and is not in violation of, any Law, except to the extent such lack of compliance or violation would not have a material adverse affect on the Business Condition of S3;

                        (iii) has performed all of the material obligations required to be performed by it to date under all Material Contracts and is not in material default under any such Material Contract.

                  (b) To the best knowledge of S3: (i) each other party to a S3 Material Contract has performed all of the material obligations required to be performed by it to date under such Contract and is not in material default thereunder; and (ii) no event has occurred or circumstances exist which, with notice or lapse of time or both, would constitute a breach of any S3 Material Contract.


                                       23
                                                Celtron Stock Merger Agreement

            6.12 Insurance. S3 has in full force and effect insurance with respect to its assets and businesses against such casualties and contingencies and of such types and forms and to such extent as is customary in its industry.

            6.13 Absence of Certain Changes or Events. Since December 31, 2004 there has not been:

                  (a) Any material damage, destruction or loss (whether or not covered by insurance) to tangible assets of S3;

                  (b) Any declaration, setting aside or payment of any dividend or other distribution with respect to any Equity Securities of S3, or any direct or indirect redemption, purchase or other acquisition by S3 of Securities of S3;

                  (c) Any Indebtedness or other material liability, guarantee or obligation (whether absolute, accrued, contingent, or otherwise) incurred, or other transaction engaged in by S3, other than in the ordinary course of business, consistent with past practices;

                  (d) Any Transfer of any asset of S3 with a book value in excess of $25,000 other than sales of inventory in the ordinary course;

                  (e) Any waiver or release of any right or claim of S3, except in the ordinary course of business and in an amount less than $25,000;

                  (f) Any increase in the compensation payable or to become payable by S3 to any of its officers, employees, agents or consultants, or any payment or commitment or obligation of any kind for the payment by S3 of a bonus or other additional salary or compensation to any such person, except in the ordinary course of business consistent with past practice of S3;

                  (g) Any amendment or termination of any Contract which would be a S3 Material Contract if such Contract were in effect as of the date of this Agreement, other than in the ordinary course of business;

                  (h) Any other event, development or condition of any character that, in light of the facts and circumstances currently known to S3, has had or could have a material adverse effect on the Business Condition of S3 (other than as a result of general economic conditions); or

                  (i) Any Contract, other than this Agreement, by which S3 will or could be obligated to undertake or engage in any action described in the preceding clauses (a) through (h).

            6.14 IP Rights.

                  (a) The "S3 Intellectual Property" means all intellectual property owned, used or licensed (as licensor or licensee) by S3, including:


                                       24
                                                Celtron Stock Merger Agreement

                        (i) S3's name and all assumed fictional business names, trade names, registered and unregistered trademarks, service marks, and applications (collectively, "Marks");

                        (ii) all patents, patent applications, and inventions and discoveries that may be patentable (collectively, "Patents");

                        (iii) all registered and unregistered copyrights in both published works and unpublished works (collectively, "Copyrights");

                        (iv) all know-how, trade secrets, confidential or proprietary information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, "Trade Secrets"); and

                        (v) all rights in Internet websites and domain names presently used by S3 (collectively, "Net Names").

                  (b) The S3 Disclosure Schedule contains a complete and accurate list and summary description, including any royalties paid or received by S3, and S3 has made available to S3 accurate and complete copies, of all S3 Contracts relating to the S3 Intellectual Property, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs under which S3 is the licensee. There are no outstanding and, to the best knowledge of S3, no threatened disputes or disagreements with respect to any such Contract.

                  (c) The S3 Intellectual Property constitutes all the intellectual property necessary for the continued operation of S3 after the Closing in the same manner as before the Closing. Except as disclosed in the S3 Disclosure Schedule, S3 is the owner or licensee of all right, title, and interest in and to the Intellectual Property, free and clear of all Liens, and has the absolute right to use all of the Intellectual Property without payment to any Person except in respect of the licenses listed in the S3 Disclosure Schedule).

                  (d) S3 does not own, use or license (as licensor or licensee) any Patent.

                  (e) Marks:

                        (i) The S3 Disclosure Schedule contains a complete and accurate list and summary description of all Marks.

                        (ii) All Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date.

                        (iii) No Mark has been or is now involved in any opposition, invalidation, or cancellation Action and, to the best knowledge of S3, no such Action is threatened with respect to any of the Marks.


                                       25
                                                Celtron Stock Merger Agreement

                        (iv) To the best knowledge of S3, there is no potentially interfering trademark or trademark application of any other Person.

                        (v) To the best knowledge of S3 no Mark is infringed or has been challenged or threatened in any way; and none of the Marks used by S3 infringes or is alleged to infringe any trade name, trademark, or service mark of any other Person in the United States.

                        (vi) All products and materials containing a Mark bear the proper federal registration notice where permitted by Law.

                  (f) Copyrights:

                        (i) The S3 Disclosure Schedule contains a complete and accurate list of all registered Copyrights.

                        (ii) All of the registered Copyrights are currently in compliance with material formal legal requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions failing due within 90 days after the Closing Date.

                        (iii) To the best knowledge of S3, no registered Copyright is infringed or has been challenged or threatened in any way, and none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any Person or is a derivative work based on the work of any other Person.

                        (iv) All works encompassed by the Copyrights have been marked with the proper copyright notice.

                  (g) Trade Secrets:

                        (i) S3 has taken all reasonable precautions to protect the secrecy, confidentiality, and value of all Trade Secrets.

                        (ii) The Trade Secrets are not part of the public knowledge or literature, and, to the best knowledge of S3, have not been used, divulged, or appropriated either for the benefit of any Person (other than S3) or to the detriment of S3. To the best knowledge of S3, no Trade Secret is subject to any adverse claims or has been challenged or threatened in any way or infringes any intellectual property.

                  (h) S3 does not own, use or license (as licensor or licensee) any Net Names, except as disclosed on the S3 Disclosure Schedule.

            6.15 Brokers. S3 is not responsible for, and has no liability for, any fee or commission to any agent, broker, finder or other Person, for or on account of acting as a finder or broker in connection with this Agreement or the Merger.


                                       26
                                                Celtron Stock Merger Agreement

      7. COVENANTS

            7.1 Conduct of Celtron Business. Prior to the Closing, except as contemplated by this Agreement, unless S3 has consented in writing thereto, Celtron agrees to on behalf of itself and the Celtron Group to:

                  (a) conduct its operations according to its ordinary and usual course of business;

                  (b) use its best efforts to preserve intact its respective business organizations and goodwill, keep available the services of its respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with it;

                  (c) confer on a regular basis with S3 to report operational matters of materiality and any proposals to engage in any material transactions;

                  (d) not propose, adopt, or authorize any amendment to its Articles of Incorporation or Bylaws;

                  (e) not authorize, issue, grant, award, Transfer, purchase, retire or redeem any Securities of Celtron, or effect any stock split, combination, recapitalization or otherwise change its capitalization as it existed on the date of this Agreement;

                  (f) not declare, set aside or pay any dividend or distribution payable in cash, stock or property with respect to shares of its Securities,

                  (g) not authorize, recommend or propose, or announce an intention to propose, any transaction, or enter into any agreement or arrangement with any other party, that could have a material adverse effect on its Business Condition;

                  (h) except in the ordinary course of business consistent with past practice, not (i) acquire or Transfer any assets, (ii) create or permit to exist any Lien on any assets except for Permitted Liens, (iii) relinquish, forfeit or waive any right under any Celtron Contract, or (iv) enter into any other material transaction;

                  (i) not incur any Indebtedness in excess of $25,000;

                  (j) not enter into, amend or terminate any Contract with any Affiliate of Celtron or waive any rights under any such Contract;

                  (k) not adopt or amend any Employee Plan, increase compensation or benefits payable to employees under any Employee Plan or otherwise, or pay any bonuses to any employees;

                  (l) not enter into any transaction involving an obligation in excess of $25,000, except for obligations in connection with this Agreement;


                                       27
                                                Celtron Stock Merger Agreement

                  (m) not take any action which would result in any of the representations and warranties of Celtron not to be true in all material respects as of the Closing as if made at such time; and

                  (n) not enter into any Contract which would constitute a Celtron Material Contract hereunder.

            7.2 Conduct of S3 Business. Prior to the Closing, except as contemplated by this Agreement, unless Celtron has consented in writing thereto, S3 agrees to:

                  (a) conduct its operations according to its ordinary and usual course of business;

                  (b) use its best efforts to preserve intact its respective business organizations and goodwill, keep available the services of its respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with it;

                  (c) confer on a regular basis with one or more representatives of Celtron to report operational matters of materiality and any proposals to engage in any material transactions;

                  (d) not propose, adopt, or authorize any amendment to its Articles of Incorporation or Bylaws;

                  (e) not to issue any Stock Equivalents that can be exercised or converted after the Effective Time;

                  (f) not declare, set aside or pay any dividend or distribution payable in cash, stock or property with respect to shares of its Securities;

                  (g) not authorize, recommend or propose, or announce an intention to propose, any transaction, or enter into any agreement or arrangement with any other party, that could have a material adverse effect on its Business Condition;

                  (h) except in the ordinary course of business consistent with past practice, not (i) acquire or Transfer any assets, (ii) create or permit to exist any Lien on any assets except for Permitted Liens, (iii) relinquish, forfeit or waive any right under any S3 Contract, or (iv) enter into any other material transaction;

                  (i) not incur any Indebtedness other than pursuant to existing credit facilities;

                  (j) not enter into, amend or terminate any Contract with any Affiliate of S3 or waive any rights under any such Contract;

                  (k) not adopt or amend any Employee Plan, increase compensation or benefits payable to employees under any Plan or otherwise, or pay any bonuses to any employees;


                                       28
                                                Celtron Stock Merger Agreement

                  (l) not enter into any transaction involving an obligation in excess of $25,000, except for obligations in connection with this Agreement;

                  (m) not take any action that would result in any of the representations and warranties of the S3 not to be true in all material respects as of the Closing as if made at such time; and

                  (n) not enter into any Contract which would constitute an S3 Material Contract hereunder.

            7.3 Inspection of Records.

                  (a) From the date hereof to the Closing, Celtron shall allow S3 and its duly authorized and appropriate officers, attorneys, accountants and other representatives access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, Contracts and financial position, or otherwise pertaining to, the business and affairs of the Celtron Group. No such inspection or review made before or after date hereof will affect the representations and warranties made by Celtron hereunder, and the representations and warranties will survive such inspection and review.

                  (b) From the date hereof to the Closing, S3 shall allow Celtron and its duly authorized and appropriate officers, attorneys, accountants and other representatives access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, Contracts and financial position, or otherwise pertaining to, the business and affairs of S3. No such inspection or review made before or after date hereof will affect the representations and warranties made by S3 hereunder, and the representations and warranties will survive such inspection and review.

            7.4 Third Party Consents.

                  (a) Celtron will obtain all consents and approvals required under any lease, insurance policy or other Celtron Contract (i) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of the other party(ies), (ii) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless such other parties provide written consent or approval.

                  (b) S3 will obtain all consents and approvals required under any lease, insurance policy or other S3 Contract (i) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of the other party(ies),
(ii) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless such other parties provide written consent or approval.

            7.5 Publicity. Neither S3 nor Celtron shall make any other public announcement, by press release or otherwise, of this Agreement or the transactions contemplated by this Agreement with the prior written consent of the other, which consent will not be unreasonably withheld. Each party shall provide a draft of such press release to the other party a reasonable time prior to its issuance and shall duly consider any comments from such party.


                                       29
                                                Celtron Stock Merger Agreement

            7.6 Notice of Changes.

                  (a) Celtron shall promptly notify S3 of: (i) any new Action or threatened Action against or involving the Celtron Group or its assets any material change in any pending Action against or involving the Celtron Group;
(ii) any development, fact or circumstance which, if existing on the date hereof, would cause the representations and warranties of Celtron not to be true and correct in all material respects unless set forth in the Celtron Disclosure Schedule; and/or (iii) any material change in the Business Condition of the Celtron Group or any material development regarding the Celtron Group.

                  (b) S3 shall promptly notify the Celtron of: (i) any new Action or threatened Action against or involving S3 or its assets any material change in any pending Action against or involving S3; (ii) any development, fact or circumstance which, if existing on the date hereof, would cause the representations and warranties of the Shareholders not to be true and correct in all material respects unless set forth in the S3 Disclosure Schedule; and/or
(iii) any material change in the Business Condition of S3 or any material development regarding S3.

            7.7 Confidentiality. All information that is not public knowledge disclosed heretofore or hereafter by any party to any other party (including its attorneys, accountants or other representatives) in connection with this Agreement or any related document, shall be kept confidential by such other party, and shall not be used by such other party otherwise than for use as herein contemplated, except to the extent (a) it is or hereafter becomes public knowledge (other than by action of the disclosing party in breach of this Agreement) or becomes lawfully obtainable from other sources, including a third party who is not known to be under an obligation of confidentiality to the party disclosing such information or to whom information was released without restriction; or (b) such other party is compelled to disclose such information publicly by judicial or administrative process or, in the opinion of its counsel, by Law, and then only to the extent of such required public disclosure; or (c) such duty as to confidentiality and non-use is waived by such disclosing party. In the event of termination of this Agreement, each party shall exercise all reasonable efforts to return, upon request, to the other parties all documents and reproductions thereof received from such other parties (and, in the case of reproductions, all such reproductions made by the receiving party) that include information not within the exceptions contained in the first sentence of this Section 7.7. Following the Closing, Celtron shall not be subject to these covenants with respect to information regarding S3.

            7.8 S3 Shareholder Approval. S3 will take all action necessary, desirable or advisable in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a special meeting of the S3 Shareholders to consider and vote upon, or solicit the written consent of the S3 Shareholders to, approve the principal terms of this Agreement and the Merger.

            7.9 Directors and Executive Officers


                                       30
                                                Celtron Stock Merger Agreement

                  (a) Prior to the Closing Date, Celtron shall obtain from each of its directors and executive officers a written resignation and release agreement, in form and content satisfactory to S3, by which each such Person agrees to resign from Celtron effective as of the Effective Time (or such later date that S3 may request) and to release Celtron from any and all Liabilities.

                  (b) At or before the Closing, Celtron shall use its best efforts to cause those individuals designated by S3 to become directors and executive officers of Celtron effective as of the Effective Time or such other later time that S3 may request.

                  (c) Promptly after the date of this Agreement, Celtron shall take all actions required to cause Celtron to comply with Rule 14f-1 under the Exchange Act such that the new directors designated by S3 can be appointed as of the Effective Time.

            7.10 Additional Agreements. Celtron and S3 shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Authority.

            7.11 Closing Agreements. Celtron shall use its commercially reasonable efforts to cause each of the documents identified in Section 4.3 to be signed and delivered at the Closing by the Persons required to sign such documents. S3 shall use its commercially reasonable efforts to cause each of the documents identified in Section 4.4 to be signed and delivered at the Closing by the S3 Shareholders.

            7.12 Conversion of Debt. S3 is indebted to Opus in the principal amount of approximately $1,340,000 as of the date of this Agreement. Opus and S3 agree that effective immediately prior to the Closing, all outstanding Indebtedness of S3 to Opus shall be converted into shares of S3 Common Stock at the rate of $.01 per share (the "Opus Conversion Shares").

                  (a) Opus represents and warrants to S3 that:

                        (i) Opus is acquiring the Opus Conversion Shares for its own account, for investment purposes only.

                        (ii) Opus understands that an investment in the Opus Conversion Shares involves a high degree of risk, and Opus has the financial ability to bear the economic risk of this investment in the Opus Conversion Shares, including a complete loss of such investment. Opus has adequate means for providing for its current financial needs and has no need for liquidity with respect to this investment.

                        (iii) Opus has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Opus Conversion Shares and in protecting its own interest in connection with this transaction.

                        (iv) Opus understands that the Opus Conversion Shares have not been registered under the Securities Act. Opus is familiar with the provisions of the Securities Act and Rule 144 thereunder and understands that the restrictions on transfer on the Opus Conversion Shares may result in Opus being required to hold the Opus Conversion Shares for an indefinite period of time.


                                       31
                                                Celtron Stock Merger Agreement

                        (v) S3 represents and warrants to Opus that upon issuance, the Opus Conversion Shares will be duly authorized, validly issued, fully paid and non-assessable.

            7.13 Maas Note. Celtron agrees that, effective as of the Closing, and provided that the Maas Trust shall have voted or consented to approve the Merger (and accordingly the Mass Trust shall not be a dissenting shareholder) and the Maas Trust shall have confirmed that the Maas Note may not be accelerated as a result of the Merger, the Maas Note may be amended to modify the section of the Note entitled Additional Payments to read as follows or such other language as may be acceptable to Celtron and Opus):

      "Additional Payments. In addition to the $7,000.00 monthly payments, Payor promises to pay an amount equal to 15% of the net cash proceeds from the sale by Payor of capital stock of Payor or securities convertible into the capital stock of Payor, or the sale by Celtron International, Inc, the parent of Payor ("Celtron"), of capital stock of Celtron or securities convertible into capital stock of Celtron ("Covered Securities"), in financing transactions, provided that Payor shall not be obligated to make additional payments with respect to: (a) capital contributions by Celtron to S3; (b) the issuance of Covered Securities by S3 to Celtron or any other subsidiary of Celtron; (c) cash proceeds from the sale of Covered Securities in compensatory transactions; or (d) the sale of Covered Securities where the net proceeds of the sale are intended to be used primarily to finance an acquisition of assets or a business by Payor or Celtron."

      8. CONDITIONS PRECEDENT TO OBLIGATION OF CELTRON.

            The obligation of Celtron to issue the Merger Shares to the S3 Shareholders is subject to satisfaction and fulfillment of the following conditions:

            8.1 Compliance by S3; Representations and Warranties Correct. All of the covenants, terms and conditions of this Agreement to be complied with and performed by S3 at or before the Closing shall have been complied with and performed in all material respects, and the representations and warranties made by S3 in this Agreement shall be true and correct in all material respects at and as of the Closing with the same force and effect as though such representations and warranties had been made at and as of the Closing.

            8.2 Officer's Certificate. S3 shall have delivered to Celtron a certificate, dated as of the Closing, certifying to the satisfaction and fulfillment of the conditions set forth in this Section 8.

            8.3 Consents. S3 shall have obtained all consents, permits and approvals under any S3 Contract (a) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of the other party(ies), or (b) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless the failure to obtain such consent, permit or approval would not have a material adverse effect on the Business Condition of S3.


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                                                Celtron Stock Merger Agreement

            8.4 No Actions. No Action seeking to enjoin or prohibit the Merger shall be pending.

            8.5 No Material Adverse Changes. There does not exist any circumstance and has not occurred any event which has had or could have a material adverse effect on Business Condition of S3.

            8.6 Investment Letter. Each S3 Shareholder and holder of S3 Stock Right shall have delivered to Celtron an investment letter containing representations and agreements that Celtron reasonably believes are necessary to assure that Celtron's issuance of the Merger Shares, Merger Stock Rights and any shares in satisfaction of Celtron's indemnification obligation under Section 10 of this Agreement to the S3 Shareholders is exempt from registration under the Securities Act, including without limitation that such S3 Shareholder and holder of S3 Stock Right is an "accredited investor" under Regulation D under the Securities Act.

            8.7 Dissenting Shares. The number of Dissenting Shares shall not exceed 5% of the number or S3 Shares outstanding as of the Effective Time.

            8.8 Opus Confirmation Notice. Opus shall have delivered to Celtron the Opus Confirmation Notice.


            8.9 S3 Shareholder Release. Each S3 Shareholder shall have delivered to Celtron a waiver and release, in form and substance satisfactory to Celtron, of all claims such Shareholder has against S3 in his or its capacity as shareholder and not in any other capacity (such as creditor, director, officer or employee).

      9. CONDITIONS PRECEDENT TO OBLIGATION OF S3.

            The obligation of the S3 to consummate the Merger at the Closing is subject to satisfaction and fulfillment of the following conditions:

            9.1 Compliance by Celtron; Representations and Warranties Correct. All of the covenants, terms and conditions of this Agreement to be complied with and performed by Celtron at or before the Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Celtron this Agreement shall be true and correct in all material respects at and as of the Closing with the same force and effect as though such representations and warranties had been made at and as of the Closing.

            9.2 Officer's Certificate. Celtron shall have delivered to S3 a certificate, dated as of the Closing, certifying to the satisfaction and fulfillment of the conditions under this Section 9 other than Sections 9.8 and 9.9.

            9.3 Consents. Celtron shall have obtained all consents, permits and approvals under any Celtron Contract (a) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of the other party(ies), or
(b) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless the failure to obtain such consent, permit or approval would not have a material adverse effect on the Business Condition of the Celtron Group.


                                       33
                                                Celtron Stock Merger Agreement

            9.4 No Actions. No Action seeking to enjoin or prohibit the Merger shall be pending.

            9.5 No Material Adverse Changes. There does not exist any circumstance and has not occurred any event which has had or could have a material adverse effect on Business Condition of Celtron.

            9.6 Control of Celtron. The Merger Shares shall represent not less than 67.5% of the fully diluted outstanding Celtron Common Stock and Celtron has no Stock Equivalents outstanding.

            9.7 Resignation of Directors and Officers of Celtron. Celtron shall have received and delivered to S3 the resignations and release agreements from each of Celtron's directors and executive officers from positions as directors and executive officers of Celtron, and the nominees of S3 shall have been duly appointed as all of the directors and executive officers of Celtron, all as contemplated by Section 7.9 of this Agreement.

            9.8 Dissenting Shares. The number of Dissenting Shares shall not exceed 5% of the number or S3 Shares outstanding as of the Effective Time.

            9.9 S3 Shareholder Approval. All approvals required of the S3 Shareholders under the CGCL to approve this Agreement and the Merger shall have been received.

      10. INDEMNIFICATION.

            10.1 Survival of Representations and Warranties and Covenants. The representations and warranties of the parties hereto contained in this Agreement or in any writing delivered pursuant hereto or at the Closing shall survive the execution and delivery of this Agreement and the Closing and the consummation of the transactions contemplated hereby (and any examination or investigation by or on behalf of any party hereto) until one year from the Closing Date (the "Cut-Off Date"). Notwithstanding the foregoing, any obligation in respect of a claim for indemnity as a result of a breach of any representation or warranty of any party that is asserted in writing with reasonable specificity as to the nature and, if then determinable, amount of the claim prior to the Cut-Off Date shall survive past such date until finally resolved or settled.

            10.2 Indemnification.

                  (a) From and after the Closing Date, but subject to the conditions precedent in Section 3.4 of this Agreement, Opus agrees to defend, indemnify and hold harmless Celtron from and against any Damages arising out of or resulting from any inaccuracy in or breach of any representation or warranty made by S3 in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing. Opus shall not have any right of contribution or equitable indemnification against S3 or the Surviving Corporation for its obligations under this Section 10.2(a); provided, however, that for the avoidance of doubt, no obligation of S3 to indemnify its officers and directors, including Stephen Hallock, the managing member of Opus, shall be impaired by the foregoing limitation or any other provision of this Agreement.


                                       34
                                                Celtron Stock Merger Agreement

                  (b) From and after the Closing Date, Celtron agrees to defend, indemnify and hold harmless the S3 Shareholders from and against any Damages arising out of or resulting from: (i) any inaccuracy in or breach of any representation or warranty made by Celtron in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; and (ii) the failure of Celtron to perform or observe prior to the Closing fully any covenant, agreement or provision to be performed or observed prior to the Closing by Celtron pursuant to this Agreement or the other agreements contemplated hereby.

            10.3 Indemnification Claims.

                  (a) To make a claim for indemnification under this Section 10, Celtron must give written notice of such claim to Opus prior to the Cut-Off Date. To make a claim for indemnification under this Section 10, an S3 Shareholder must give written notice of such claim to Celtron prior to the Cut-Off Date. The written notice (the "Claim Notice") of the claim (the "Claim) must state in reasonable detail (to the extent then known) the events or circumstances that are the basis for and amount of the Claim. Unless the party receiving the Claim Notice (the "Indemnitor") objects in writing within 30 days from receipt of the Claim Notice, the Claim shall be deemed valid, and the amount of the Claim shall be deemed accepted (to the extent of actual Damages set forth in the Claim Notice; the Claim Notice may only identify a Claim with the Damages unspecified or for which additional Damages are anticipated; in these circumstances, the claiming party (the "Claimant") must submit additional Claim Notices for additional Damages, which Claim Notices may be after the Cut-Off Date).

                  (b) If the Indemnitor objects to the validity of the Claim and/or the amount of the Claim within 30 days from receipt of the Claim Notice, the Claimant and the Indemnitor shall attempt to resolve their dispute. If they are unable informally to resolve their dispute within 20 days after the date of the Indemnitor's objection, either the Claimant or the Indemnitor may submit the dispute to arbitration in Los Angeles, California, in accordance with the Commercial Arbitration Rules of the American Arbitration Association existing at the date of submission. The arbitrator may resolve the dispute with respect, without limitation, to: (i) whether the Claim is indemnifiable; and (ii) the value of the Claim. The resolution of any disputed claim by the arbitrator shall be final and binding upon all parties. Judgment on the arbitrator's award may be rendered in any court of competent jurisdiction. Application may also be made to any court of competent jurisdiction for confirmation of any decision or award of the arbitrator, for an order of enforcement and for any other remedies that may be necessary to effectuate such decision or award. The parties hereto hereby consent to the jurisdiction of the arbitrator and the exclusive jurisdiction of such court and waive any objection to the jurisdiction of such arbitrator and court. The arbitrator shall promptly notify the Claimant and the Indemnitor of its determination and the amount of the Claim allowed. Notwithstanding the foregoing, each of the Claimant and the Indemnitor may appoint such additional attorneys, accountants and agents to act for it before the arbitrator. The prevailing party in any arbitration hereunder shall be entitled to collect its expenses of enforcement (including reasonable attorneys' fees) from the non-prevailing party. The arbitrator shall make such determination based on its determination of what it deems equitable under the circumstances.


                                       35
                                                Celtron Stock Merger Agreement

                  (c) If the validity and amount of a Claim by Celtron against Opus are established in accordance with this Section 10.3, and subject to the limitations under Section 10.5 of this Agreement, Celtron shall be entitled to cancel such portion of the Indemnity Shares as shall equal the amount of the Claim divided by the Agreed Share Price. The "Agreed Share Price" shall be $0.20, subject to adjustment for stock splits, reverse stock splits and stock dividends of Celtron Common Stock after the date of this Agreement.

                  (d) If the validity and amount of a Claim by one or more S3 Shareholders against Celtron are established in accordance with this Section 10.3, and subject to the limitations under Section 10.5 of this Agreement, Celtron shall pay the amount of such Claim in cash or with shares of Celtron Common Stock. The value of each share of Celtron Common Stock shall be the lesser of $.20 or the Market Price of Celtron Common Stock on the date of payment. All payments shall be made pro rata to all S3 Shareholders, provided, however, that the S3 Shareholder(s) making such claim shall be entitled to an amount equal to all out-of-pocket expenses paid or payable by such S3 Shareholders to attorneys retained to represent the S3 Shareholders in connection with the Claim.

                  (e) At the Cut-off Date, Celtron shall deliver to Opus all Indemnity Shares that have not been cancelled in accordance with this Section
10.3 provided that if prior to such date Celtron has delivered to Opus one or more Claim Notices for a Claim or Claims that have not been resolved ("Unresolved Claims"), Celtron shall be entitled to retain for each Unresolved Claim a number of Indemnity Shares equal to the amount of the Unresolved Claim (or a reasonable good faith estimate of such amount if not known). Within two Business Days following resolution of each Unresolved Claim, Celtron shall deliver to Opus a number of Indemnity Shares retained by Celtron that have not be used to satisfy such Unresolved Claim.

            10.4 Third Party Claims.

                  (a) If Celtron receives notice of the assertion by any third party of any claim or of the commencement by any such third party of any Action (any such claim or Action, a "Third Party Claim") with respect to which Opus is or may be obligated to provide indemnification, Celtron shall promptly notify Opus in writing (the "TP Claim Notice") of the Third Party Claim; provided, however, that the failure to provide such notice shall not relieve or otherwise affect the obligation of Opus to provide indemnification hereunder, except to the extent that any Damages directly resulted or were caused by such failure.

                  (b) Opus shall have 30 days after receipt of the TP Claim Notice to undertake, conduct and control, through counsel of its own choosing, and at Opuses expense, the settlement or defense of any Third Party Claim, and Celtron shall cooperate with Opus in connection therewith; provided, however, that (i) Opus shall permit Celtron to participate in such settlement or defense through counsel chosen by the Celtron (subject to the consent of Opus, which h consent shall not be unreasonably withheld), provided that the fees and expenses of such counsel shall not be borne by Celtron, and (ii) Opus shall not settle any Third Party Claim without Celtron's consent, which consent shall not be unreasonably withheld. So long as Opus is vigorously contesting any such Third Party Claim in good faith, Celtron shall not pay or settle such claim without the Opus's consent, which consent shall not be unreasonably withheld.


                                       36
                                                Celtron Stock Merger Agreement

                  (c) If Opus does not notify Celtron within 30 days after receipt of the TP Claim Notice that it elects to undertake the defense of the Third Party Claim described therein, Celtron shall have the right to contest, settle or compromise the Third Party Claim in the exercise of its reasonable discretion; provided, however, that Celtron shall not pay or settle such claim without Opus's consent, which consent shall not be unreasonably withheld.

                  (d) Anything contained in this Section 10.3 to the contrary notwithstanding, Opus shall not be entitled to assume the defense for any Third Party Claim, and Opus shall be liable for the reasonable fees and expenses incurred by Celtron in defending such claim, which fees and expenses shall constitute "Damages" for the purposes of this Section 10 if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against Celtron or the Surviving Corporation which Celtron determines, after conferring with its counsel, cannot be separated from any related claim for money damages and which, if successful, would adversely affect the business, properties or prospects of Celtron or the Surviving Corporation; provided, however, if such equitable relief portion of the Third Party Claim can be so separated from that for money damages, Opus shall be entitled to assume the defense of the portion relating to money damages.

            10.5 Limitations on Indemnity.

                  (a) Neither Celtron nor the S3 Shareholders are entitled to recover under this Section 10 unless the magnitude of the Damage or Damages resulting from the consequence of a particular or series of related breaches, inaccuracies, facts, events, conditions or circumstances exceeds $5,000.

                  (b) Neither Celtron nor the S3 Shareholders are entitled to recover under this Section 10 unless the magnitude of all indemnifiable Damages exceeds $50,000, in which event the party shall be able to recover indemnifiable Damages that exceed $50,000 in the aggregate.

                  (c) The maximum indemnification obligation of Opus is the Indemnity Shares, and Opus's indemnity may be satisfied only from the Indemnity Shares. Celtron agrees that it has no personal recourse against Opus or any manager, officer or member of Opus other than through the Indemnity Shares.

                  (d) The maximum indemnification obligation of Celtron is $1,000,000.

            10.6 Subrogation and Duplication of Payments. To the extent of any payment by an Indemnifying Party to or on behalf of an Indemnified Party for any indemnified Damages, the Indemnifying Party will be subrogated to all rights of the Indemnified Party to recover or obtain reimbursement for the payment from any third party. At the request of the Indemnifying Party at any time and from time to time, the Indemnified Party shall execute and deliver to the Indemnifying Party any document (and do all such other acts and things) as are reasonably necessary to enable the Indemnifying Party to obtain or realize the benefit of that subrogation, including the prosecution by the Indemnified Party of a legal proceeding to enforce those rights of the Indemnified Party, in each case to the extent that such Indemnified Party could not reasonably be expected to be materially and adversely affected thereby. However, if the Indemnifying Party requests the Indemnified Party to institute a legal proceeding to recover or obtain reimbursement from a third party of any amount paid by the Indemnifying Party to or on behalf of the Indemnified Party for any indemnified Damages, that legal proceeding will be covered by the indemnification provisions of this Section 10 as a Third Party Claim, and the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from all Damages arising out of, or in any way connected with, that legal proceeding to the same extent that it is obligated to do for any Losses of a Third Party Claim that is indemnified hereunder.


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                                                Celtron Stock Merger Agreement

            10.7 Indemnification Net of Benefits. The amount of any recovery by an Indemnified Party pursuant to this Section 10 shall be net of any insurance benefits actually received by such Indemnified Party or its Affiliates (but not to the extent such benefits are repaid through retrospective premium adjustments or otherwise).

            10.8 Exclusive Remedy.

                  (a) This Section 10 sets forth the sole and exclusive remedies for Celtron and its successors and assigns for any claim or Action any of them may assert or attempt to assert against any S3 Shareholder to the extent the claim or Action any way relates to this Agreement or its negotiation, execution, delivery or performance, any alleged breach of or default under this Agreement, or the transactions contemplated hereby, regardless of whether such claim or action is based in tort (for example, intentional or negligent misrepresentation) or contract, or arises at law or in equity; provided, however, the foregoing limitation shall not apply to claims for actual fraud.

                  (b) This Section 10 sets forth the sole and exclusive remedies for the S3 Shareholders and their successors and assigns for any claim or Action any of them may assert or attempt to assert against Celtron to the extent the claim or Action any way relates to this Agreement or its negotiation, execution, delivery or performance, any alleged breach of or default under this Agreement, or the transactions contemplated hereby, regardless of whether such claim or action is based in tort (for example, intentional or negligent misrepresentation) or contract, or arises at law or in equity; provided, however, the foregoing limitation shall not apply to claims for actual fraud.

      11. REGISTRATION RIGHTS.

            11.1 Definitions. For purposes of this Section 11, the following terms shall have the meanings set forth below:

                  (a) A "Blackout Event" means any of the following: (a) the possession by Celtron of material information that is not ripe for disclosure in a registration statement or prospectus, as determined reasonably and in good faith by the Chief Executive Officer or the Board of Directors of Celtron or that disclosure of such information in the Registration Statement or the prospectus constituting a part thereof would be materially detrimental to the business and affairs of Celtron; or (b) any material engagement or activity by Celtron which would, in the reasonable and good faith determination of the Chief Executive Officer or the Board of Directors of Celtron, be materially adversely affected by disclosure in a registration statement or prospectus at such time.


                                       38
                                                Celtron Stock Merger Agreement

                  (b) "Excluded Offering" means: (a) an offering of securities by Celtron: (i) in connection with any employee stock option or other benefit plan; (ii) in connection with a dividend reinvestment plan; or (iii) that are convertible into Equity Securities of Celtron; and (b) an offering in connection with a merger, acquisition or exchange offer.

                  (c) "Holder" shall mean a registered holder of Registrable Shares.

                  (d) "Included Shares" shall mean any Registrable Shares included in a Registration.

                  (e) "Non-Participating Holder" shall mean a Holder that does not elect to include his or her Registrable Shares in a Registration.

                  (f) "Participating Holder" shall mean, with respect to any Registration, a Holder whose Registrable Shares (or portion thereof) are included in such Registration.

                  (g) "Registrable Shares" shall mean: (a) the Merger Shares;
(b) shares of Celtron Common Stock held by the S3 Shareholders immediately prior to the Effective Time; and (c) shares of Celtron Common Stock or other securities issued as a result of any stock split, stock dividend, reorganization or reclassification of or with respect to the shares or securities described in paragraphs (a) and (b); provided that such shares shall cease to be "Registrable Shares" at such time as they shall have been sold pursuant to an effective registration statement under the Securities Act or Rule 144 under the Securities Act. Notwithstanding the foregoing, shares of Celtron Common Stock that would be Registrable Shares under the foregoing definition shall not be Registrable Shares if the Holder could sell all of such shares within a three-month period under Rule 144.

                  (h) "Registration" shall mean a registration of securities under the Securities Act pursuant to Section 11.2 or 11.3 of this Agreement.

                  (i) "Registration Period" shall mean with respect to any Registration Statement the period commencing the effective date of the Registration Statement and ending upon withdrawal or termination of the Registration Statement.

                  (j) "Registration Statement" shall mean the registration statement, as amended from time to time, filed with the SEC in connection with a Registration, and each prospectus that is used in connection with such registration statement (including any preliminary prospectus).


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                                                Celtron Stock Merger Agreement

            11.2 Demand Registration. From time to time after the Closing, upon the request of S3 Shareholders holding the greater of at least 1,000,000 shares (such number to be ratably adjusted for stock splits, stock dividends, reorganizations or reclassifications of the Celtron Common Stock after the date hereof) or 50% of the Registrable Shares then outstanding, Celtron shall prepare and file with the SEC a Registration Statement for the purpose of registering the sale of the Registrable Shares under the Securities Act, and shall use its commercially reasonable efforts to cause the Registration Statement to become effective within 45 days of the date of filing. Celtron may exclude from such Registration Statement the Registrable Shares held by any Holder that does not elect to have his or her Registrable Shares included in such Registration Statement within 15 days after receipt of notice from Celtron of the proposed Registration. Once effective, Celtron shall prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus forming a part thereof as may be necessary to keep the Registration Statement effective until the earliest of (a) the date all the Included Shares have been disposed of pursuant to the Registration Statement, (b) the date all of the Included Shares then held by each Holder may be sold under the provisions of Rule 144 without limitation as to volume, whether pursuant to Rule 144(k) or otherwise, or (c) six months from the effective date of the Registration Statement. The Holders shall not be entitled to more than two registrations under this Section 11.2.

            11.3 Piggyback Registration.

                  (a) If the Registrable Shares are not then included in an effective Registration Statement, and if Celtron shall determine to register any shares of Celtron Common Stock under the Securities Act for sale in an offering of the shares by Celtron or any other Person, other than an Excluded Offering, Celtron will give written notice thereof to each Holder and will include in the Registration Statement all of the Registrable Shares that the Holders request be included by written notice within 15 days of notice of the offering from Celtron; provided, however, that if the offering is to be firmly underwritten, and the representative of the underwriter or underwriters of the offering refuse in writing to include in the offering all of the shares of Celtron Common Stock requested by Celtron and other Persons to be included, the shares to be included shall be allocated first to Celtron and then, to the extent the underwriter or underwriters of the offering are willing to include additional shares, among the others based on the respective number of shares of Celtron Common Stock held by such Persons. Notwithstanding the foregoing, each Holder may at any time notify Celtron that it does not want to include some or all of the Registrable Shares in the Registration, and upon such notice such Registrable Shares shall not be included.

                  (b) If Celtron decides not to, and does not, file a Registration Statement with respect to a proposed Registration, or after filing determines to withdraw the same before the effective date thereof, Celtron will promptly so inform each Participating Holder, and Celtron will not be obligated to complete the Registration of the Included Shares.

            11.4 Covenants. In connection with any Registration:


                  (a) Celtron shall take all lawful action such that the Registration Statement, any amendment thereto and the prospectus forming a part thereof does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Upon becoming aware of the occurrence of any event or the discovery of any facts during the Registration Period that make any statement of a material fact made in the Registration Statement or the related prospectus untrue in any material respect or which material fact is omitted from the Registration Statement or related prospectus that requires the making of any changes in the Registration Statement or related prospectus so that it will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (taking into account any prior amendments or supplements), Celtron shall promptly notify each Participating Holder, and, subject to the provisions of Section 11.5, as soon as reasonably practicable prepare (but, subject to Section 11.5, in no event more than five business days in the case of a supplement or seven business days in the case of a post-effective amendment) and file with the SEC a supplement or post-effective amendment to the Registration Statement or the related prospectus or file any other required document so that, as thereafter delivered to a purchaser of Shares from such Participating Holder, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.


                                       40
                                                Celtron Stock Merger Agreement

                  (b) At least five business days prior to the filing with the SEC of the Registration Statement (or any amendment thereto) or the prospectus forming a part thereof (or any supplement thereto), Celtron shall provide draft copies thereof to any Participating Holder with more than 1,000,000 shares of Common Stock (such number to be ratably adjusted for stock splits, stock dividends, reorganizations or reclassifications of the Common Stock after the date hereof) and shall consider incorporating into such documents such comments as such Participating Holder (and its counsel) may propose to be incorporated therein. Notwithstanding the foregoing, no prospectus supplement, the form of which has previously been provided to a Participating Holder, need be delivered in draft form to the Participating Holder.

                  (c) Celtron shall promptly notify each Participating Holder upon the occurrence of any of the following events in respect of the Registration Statement or the prospectus forming a part thereof: (i) the receipt of any request for additional information from the SEC or any other federal or state governmental authority, the response to which would require any amendments or supplements to the Registration Statement or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; or (iii) the receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Included Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

                  (d) Celtron shall furnish to each Participating Holder (and to each underwriter, if any, of Included Shares) such number of copies of prospectuses and such other documents as the Participating Holder may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Included Shares by the Participating Holder pursuant to the Registration Statement.

                  (e) In connection with any Registration, Celtron shall file or cause to be filed such documents as are required to be filed by Celtron for normal Blue Sky clearance in states specified in writing by the Participating Holder holding more than 1,000,000 Registrable Shares; provided, however, that Celtron shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented.

                  (f) Celtron shall bear and pay all expenses incurred by it and the Participating Holders (other than underwriting discounts, brokerage fees and commissions and fees and expenses of more than one law firm) in connection with the registration of the Shares pursuant to the Registration Statement.


                                       41
                                                Celtron Stock Merger Agreement

                  (g) Celtron shall require each legal opinion and accountant's "cold comfort" letter in connection with the Registration, if any, to be rendered to each Participating Holder as well as Celtron and/or its Board of Directors.

                  (h) As a condition to including Registrable Shares in a Registration Statement, each Participating Holder must: (i) provide to Celtron such information regarding itself, the Registrable Shares held by the Participating Holder and the intended method of distribution of such Shares as shall be required to effect the registration of the Registrable Shares; (ii) provide to Celtron its written agreement to all of the Participating Holder's obligations under this Section 11, including the indemnification obligation; and
(iii) if the offering is being underwritten, each Participating Holder must provide such powers of attorney, indemnities and other documents as may be reasonably requested by the managing underwriter.

                  (i) Following the effectiveness of the Registration Statement, upon receipt from Celtron of a notice that the Registration Statement contains an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, each Participating Holder will immediately discontinue disposition of Included Shares pursuant to the Registration Statement until Celtron notifies the Participating Holder that it may resume sales of Included Shares and, if necessary, provides to Participating Holder copies of the supplemental or amended prospectus.

            11.5 Blackout Event. Celtron shall not be obligated to file a post-effective amendment or supplement to the Registration Statement or the prospectus constituting a part thereof during the continuance of a Blackout Event; provided, however, that no Blackout Event may be deemed to exist for more than 60 days. Without the express written consent of each Participating Holder, if required to permit the continued sale of Shares by the Participating Holder, a post-effective amendment or supplement to Registration Statement or the prospectus constituting a part thereof must be filed no later than the 61st day following commencement of a Blackout Event.

            11.6 Rule 144. With a view to making available to the Registered Holders the benefits of Rule 144, Celtron agrees to:

                  (a) comply with the provisions of Rule 144(c)(1); and

                  (b) file with the SEC in a timely manner all reports and other documents required to be filed by Celtron pursuant to Section 13 or 15(d) under the Exchange Act; and, if at any time it is not required to file such reports but in the past had been required to or did file such reports, it will, upon the request of a Holder, make available other information as required by, and so long as necessary to permit sales of its Shares pursuant to, Rule 144.

            11.7 Indemnification


                                       42
                                                Celtron Stock Merger Agreement

                  (a) To the extent any Registrable Shares are included in a Registration Statement, Celtron agrees to indemnify and hold harmless each Participating Holder, and its officers, directors and agents (including brokers and underwriters selling Included Shares on behalf of such Participating Holder), and each person, if any, who controls the Participating Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities caused by (i) any violation or alleged violation by Celtron of the Securities Act, Exchange Act, any state securities laws or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities laws, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or prospectus relating to the Included Shares (as amended or supplemented if Celtron shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or (iii) any omission or alleged omission to state in the Registration Statement, the prospectus or any preliminary prospectus a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to Celtron by the Participating Holder or on the Participating Holder s behalf expressly for use therein.

                  (b) To the extent any Registrable Securities are included in a Registration Statement, each Participating Holder must agree to indemnify and hold harmless Celtron, its officers, directors and agents (including brokers and underwriters selling Included Shares on behalf of such Participating Holder) and each person, if any, who controls Celtron within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from Celtron to the Participating Holder, from and against any and all losses, claims, damages and liabilities caused by (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or prospectus relating to the Included Shares (as amended or supplemented if Celtron shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or (ii) any omission or alleged omission to state in the Registration Statement, the prospectus or any preliminary prospectus a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, but in each case only with respect to information furnished in writing by such Participating Holder or on such Participating Holder's behalf expressly for use in any Registration Statement or prospectus relating to the Registrable Shares, or any amendment or supplement thereto, or any preliminary prospectus. Notwithstanding anything stated herein to the contrary, in no event shall the indemnity obligations of any Participating Holder under this Section 11 exceed the purchase price received for such Holders' Included Shares.


                                       43
                                                Celtron Stock Merger Agreement

                  (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 11.7, such person (an "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all fees and expenses; provided that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of counsel to such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, the Indemnified Parties shall designate such firm in writing to the Indemnifying Party. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding.

                  (d) To the extent any indemnification by an Indemnifying Party is prohibited or limited by law, the Indemnifying Party agrees to make the maximum contribution with respect to any amounts for which, he, she or it would otherwise be liable under this Section 11.7 to the fullest extent permitted by law; provided, however, that (i) no contribution shall be made under circumstances where a party would not have been liable for indemnification under this Section 11.7 and (ii) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning used in the Securities Act) shall be entitled to contribution from any party who was not guilty of such fraudulent misrepresentation.

            11.8 Limitation. Notwithstanding any other provision of this Section
11.8 to the contrary, the Board of Directors of Celtron may: (i) limit the number of Registrable Shares included by shareholders of Celtron (including the Holders) to a specified percentage of the outstanding Common Stock of the Celtron (such percentage to be not less than 10%) (in which event, the shares shall be allocated pro rata among the Participating Holders and any other shareholders requesting inclusion in any Registration based on the respective number of share held by each); and (ii) may require each Participating Holder and each other participating shareholder to limit such Holder's or participating shareholder's sales pursuant to the Registration Statement to not more than a specified percentage of the outstanding Common Stock every three months (such percentage to be not less than 1%).


                                       44
                                                Celtron Stock Merger Agreement

      12. TERMINATION.

            12.1 This Agreement may be terminated:

                  (a) by delivery of written notice from the Celtron to S3: (i) if any condition to the obligation of Celtron set forth in Section 8 is not substantially satisfied at the Closing or such earlier time or times contemplated thereby or (i) in the event of a material breach of any representation, warranty, condition or agreement of S3 contained in this Agreement that is not cured within 10 days of the time that written notice of such breach is received by S3; or

                  (b) by delivery of written notice from S3 to Celtron: (i) if any condition to the obligations of S3 set forth in Section 9 is not substantially satisfied at the Closing or such earlier time or times contemplated thereby or (ii) in the event of a material breach of any representation, warranty, condition or agreement of Celtron contained in this Agreement that is not cured within 10 days of the time that written notice of such breach is received by Celtron; or

                  (c) by delivery of written notice from Celtron or S3 to the other if the Closing shall not have occurred on or before December 31, 2005; or

                  (d) by mutual written consent of Celtron and S3.

            12.2 The termination of this Agreement shall not relieve any party from liability for any breach or default occurring prior to termination of this Agreement.

      13. RESOLUTION OF DISPUTES.

            13.1 To the fullest extent not prohibited by law, any controversy, claim or dispute arising out of or relating to this Agreement, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by final and binding arbitration in accordance with the rules then in effect of the American Arbitration Association ("AAA") in Los Angeles County, California. The decision of the arbitrator shall be final and binding; provided, however, that where a remedy for breach is prescribed hereunder or limitations on remedies are prescribed, the arbitrator shall be bound by such restrictions, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

            13.2 If any series of claims arising out of the same or related transactions shall involve claims which are arbitrable under the preceding paragraph and claims which are not, the arbitrable claims shall first be finally determined before suit may be instituted upon the others and the parties will take such action as may be necessary to toll any statutes of limitations, or defenses based upon the passage of time, that are applicable to such non-arbitrable claims during the period in which the arbitrable claims are being determined.

            13.3 In the event of any controversy, claim or dispute that is subject to arbitration under this Section 13, any party thereto may commence arbitration hereunder by delivering notice to the other party or parties thereto. Within five business days of delivery of a list of qualified potential arbitrators from AAA, such parties shall attempt to agree on one arbitrator; provided that if such parties cannot agree on one arbitrator within such time period, the arbitrator shall be appointed by the AAA as provided under its rules; provided, that persons eligible to be selected as arbitrators shall be limited to attorneys at law who (a) are on the AAA's Large, Complex Case Panel, and (b) have practiced law for at least 15 years as an attorney specializing in either general commercial litigation or general corporate and commercial matters.


                                       45
                                                Celtron Stock Merger Agreement

            13.4 The arbitration hearing shall commence no later than 30 business days after the completion of the selection of the arbitrator or at such other time as the parties shall reasonably agree. Consistent with the intent of the parties hereto that the arbitration be conducted as expeditiously as possible, the parties agree that (a) discovery shall be limited to the production of such documents and the taking of such depositions as the arbitrator determines are reasonably necessary to the resolution of the controversy, claim or dispute and (b) the arbitrator shall limit the presentation of evidence by each side in such arbitration to not more than ten full days (or the equivalent thereof) or such shorter period as the arbitrator shall determine to be necessary in order to resolve the controversy, claim or dispute. The arbitrator shall be instructed to render a decision within 30 calendar days of the close of the arbitration hearing. If arbitration has not been completed within 120 days of the commencement of such arbitration hearing, any party to the arbitration may initiate litigation upon 10 days written notice to the other party(ies); provided, however, that if one party has requested the other to participate in an arbitration and the other has failed to participate, the requesting party may initiate litigation before the expiration of such ninety-day period; and provided further, that if any party to the arbitration fails to meet any of the time limits set forth in this Section 13 or set by the arbitrator in the arbitration, any other party may provide ten days written notice of its intent to institute litigation with respect to the controversy, claim or dispute without the need to continue or complete the arbitration and without awaiting the expiration of such ninety-day period. The parties hereto further agree that if any of the rules of the AAA are contrary to or conflict with any of the time periods provided for hereunder, or with any other aspect of the matters set forth in this Section 13, that such rules shall be modified in all respects necessary to accord with the provisions of this Section 13 (and the arbitrator shall be so instructed by the parties).

            13.5 The arbitrator shall base his decision on the terms of this Agreement and the law of the State of California, regardless of the law that might be applicable under conflicts of law principles, and shall render their decision in writing and include in such decision a statement of the findings of fact and conclusions of law upon which the decision is based. Each party agrees to cooperate fully with the arbitrator to resolve any controversy, claim or dispute. The arbitrator shall not be empowered to award punitive damages or damages in excess of actual damages.

      14. MISCELLANEOUS PROVISIONS.

            14.1 Notices. All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if (a) delivered in person, on the date actually given, (b) by United States mail, certified or registered, with return receipt requested, on the date which is two Business Days after the date of mailing, or (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (a) above, on the date transmitted provided receipt is confirmed by telephone:


                                       46
                                                Celtron Stock Merger Agreement

                  (i)    If to Celtron to:

                         563 Old Pretoria Road
                         Midrand, South Africa
                         Attention: Allen Harington, CEO
                         Telecopy No. 011-27-11-652

                         With copies to:

                         Kenneth G. Eade, Esq.
                         190 North Canon Drive, Suite 420
                         Beverly Hills, CA 90210
                         Telecopy No.: (805) 456-0122

                  (ii)   If to S3, to:

                         Satellite Security Systems, Inc.
                         939 University Avenue
                         San Diego, CA 92103
                         Fax: 619 574-8055

                         With copies to:

                         Juris Venture, P.C.
                         9323 Chesapeake Drive, Suite B1
                         San Diego, CA 92123
                         Attn: Michael Wahlster
                         Telecopy No.: (858) 630-4214

                         Opus International, LLC
                         12753 Mulholland Drive
                         Beverly Hills, CA 90210
                         Telecopy No.: 818-762-1302

                         Troy & Gould, P.C.
                         1801 Century Park East, Suite 1600
                         Los Angeles, CA 90067
                         Attention: Alan B. Spatz, Esq.
                         Telecopy No. (310) 789-1431

                  (iii)  If to Opus, to:

                         Opus International, LLC
                         12753 Mulholland Drive
                         Beverly Hills, CA 90210
                         Telecopy No.: 818-762-1302


                                       47
                                                Celtron Stock Merger Agreement

                          With copies to:

                          Troy & Gould, P.C.
                          1801 Century Park East, Suite 1600
                          Los Angeles, CA 90067
                          Attention: Alan B. Spatz, Esq.
                          Telecopy No. (310) 789-1431

or at such other address as may have been furnished by such Person in writing to the other parties.

            14.2 Severability. Should any Section or any part of a Section within this Agreement be rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other Section or part of a Section in this Agreement.

            14.3 Exhibits and Schedules. Each Exhibit and Schedule delivered pursuant to the terms of this Agreement, each document, instrument and certificate delivered by the parties in connection with the transactions contemplated hereby constitutes an integral part of this Agreement.

            14.4 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED BOTH AS TO VALIDITY AND PERFORMANCE AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF.

            14.5 Headings. Section headings and subheadings used in this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.

            14.6 No Adverse Construction. The rule that a contract is to be construed against the party drafting the contract is hereby waived, and shall have no applicability in construing this Agreement, any other document delivered at the Closing or any provisions hereof or thereof.

            14.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

            14.8 Costs and Attorneys' Fees. If any Action instituted to remedy, prevent or obtain relief from a default in the performance by any party to this Agreement of its obligations under this Agreement, the prevailing party shall recover all of such party's attorneys' fees incurred in each and every such Action, including any and all appeals or petitions therefrom. As used in this Section, attorneys' fees shall be deemed to mean the full and actual costs of any legal services actually performed in connection with the matters involved calculated on the basis of the usual fee charged by the attorney performing such services and shall not be limited to "reasonable attorneys' fees" as defined in any statute or rule of court.


                                       48
                                                Celtron Stock Merger Agreement

            14.9 Successors and Assigns. All rights, covenants and agreements of the parties contained in this Agreement shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and assigns. Without the prior written consent of Celtron, neither Seller nor Celtron may assign any of its rights or obligations under this Agreement.

            14.10 Amendment. This Agreement may be amended at any time prior to the Closing by the mutual written agreement of Celtron and S3.

            14.11 Waiver. At any time prior to the Closing, Celtron and S3 may:

                  (a) Extend the time for the performance of any of the obligations or other acts of the parties hereto;

                  (b) Waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and

                  (c) Waive compliance with any of the agreements or conditions contained herein.

            Any agreement on the part of Celtron and S3 to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.

            14.12 Entire Agreement. This Agreement, the attached Exhibits and Schedules, the other agreements and schedules referred to in this Agreement, contain the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof unless expressly referred to herein.

            14.13 Expenses. Except as provided in this Agreement, each party will be solely responsible for, and will bear, any and all out-of-pocket costs and expenses incurred in connection with this Agreement and the Merger.

            14.14 Opus Shares. In July 2005, in connection with providing financing to S3, Opus purchased an aggregate of 37,465,105 shares of S3 Common Stock from certain shareholders of S3, including 11,068,000 shares from John Phillips (the "Phillips Shares"). S3 had issued and sold the Phillips Shares to John Phillips pursuant to that certain Restricted Stock Agreement dated as of July 20, 2005 (the "Phillips Agreement"), and the Phillips Shares were subject to restrictions on transfer and a repurchase right pursuant to the Phillips Agreement. S3 hereby confirms that it consented to the sale of the Phillips Shares by John Phillips to Opus, and that the Phillips Shares, as held by Opus, are not subject to the restrictions on transfer under Section 5 of the Phillips Agreement or the repurchase right of S3 under Section 6 of the Phillips Agreement and that the certificates evidencing the Phillips Shares should not contain the legend contemplated by Section 13 of the Phillips Agreement. Opus acknowledges that (a) it acquired the Phillips Shares for its own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling the Phillips Shares, (b) the Phillips Shares will not be sold without registration under the Securities Act or an exemption therefrom, (c) Opus is capable of evaluating the merits and risks of the purchase of the Shares and can afford a complete loss of its investment, and (d) the certificates evidencing the Phillips Shares will contain the legend contemplated by Section 3(b) of the Phillips Agreement.


                                       49
                                                Celtron Stock Merger Agreement

                  IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                   CELTRON INTERNATIONAL, INC.

                   By
                     -----------------------------------------------------------
                     Allen Harington, Chief Executive Officer


                   CELTRON S3 ACQUISITION CORP.

                   By
                     -----------------------------------------------------------
                     Allen Harington, Chief Executive Officer


                   SATELLITE SECURITY SYSTEMS, INC.

                   By
                     -----------------------------------------------------------
                     Ken Dixon, Chief Executive Officer


                   OPUS INTERNATIONAL, LLC

                   By
                     -----------------------------------------------------------
                     Stephen Hallock, Managing Member


                                       50
                                                Celtron Stock Merger Agreement